Form 20-F
period 2002-12-31
GRANITE MORTGAGES 02-2 PLC
filed 2003-06-30
CIK 1177914

As filed with the Securities and Exchange Commission on June 30, 2003

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 2002.

                                      OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _________to _________


Commission file number:  333-97023

                          GRANITE MORTGAGES 02-2 PLC
           (Exact name of Registrant 1 as specified in its charter)
         Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom
                            (011 44 20) 7606 5451
 (Address and telephone number of Registrant 1's principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
           (Exact name of Registrant 2 as specified in its charter)
                              4 Royal Mint Court
             London EC3N 4HJ, United Kingdom (011 44 20) 7073 7861
 (Address and telephone number of Registrant 2's principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
           (Exact name of Registrant 3 as specified in its charter)
       22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands
                             (011 44 1534 609892)
 (Address and telephone number of Registrant 3's principal executive offices)

                       --------------------------------

Securities registered or to be registered pursuant to
Section 12(b) of the Act:                                               None

Securities registered or to be registered pursuant to
Section 12(g) of the Act:                                               None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Granite Mortgages 02-2 plc:
---------------------------

Title of each class(1)                Name of each exchange on which registered
-------------------                   -----------------------------------------
$650,000,000 series 1 class A1        London Stock Exchange
notes due January 2017

$1,150,000,000 series 1 class A2      London Stock Exchange
notes due January 2043

$60,000,000 series 1 class B          London Stock Exchange
notes due January 2043

$88,000,000 series 1 class C          London Stock Exchange
notes due January 2043

Intercompany Loan(2)                  None
Funding interest in the mortgages
trust(2)                              None


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

        Not Applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                             |X| Yes    |_| No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                     Not Applicable  |_| Item 17   |_| Item 18


(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)


---------------------

1 The current balances of each class of notes issued by Granite Mortgages 02-2 plc as at April 30, 2003 are as follows: $310,000,000 series 1 class A1 notes; $1,150,000,000 series 1 class A2 notes; $60,000,000 series 1 class B notes; and $88,000,000 series 1 class C notes.

2 These items have not been offered directly to investors. Granite Finance Trustees Limited is the registrant for Granite Finance Funding Limited's interest in the mortgages trust and is holding that interest in the mortgages trust on behalf of Granite Finance Funding Limited. The interest of Granite Finance Funding Limited in the mortgages trust is the primary source of payment on each intercompany loan. The intercompany loan made by Granite Mortgages 02-2 plc to Granite Finance Funding Limited will be the primary source of payments on the notes issued by Granite Mortgages 02-2 plc. Granite Mortgages 02-2 plc is the registrant for the notes issued by Granite Mortgages 02-2 plc.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                                             |_|  Yes |_|  No

                          PRESENTATION OF INFORMATION

        This Annual Report on Form 20-F relates to:

        (1) Granite Mortgages 02-2 plc (the "issuer") and the following securities (the "securities" or "notes"), which were issued pursuant to a trust deed dated September 23, 2002 (the "issuer trust deed"), between the issuer and the note trustee:

        o   $650,000,000 series 1 class A1 notes due January 2017

        o   $1,150,000,000 series 1 class A2 notes due January 2043

        o   $60,000,000 series 1 class B notes due January 2043

        o   $88,000,000 series 1 class C notes due January 2043; and

        (2) an intercompany loan (the "intercompany loan") made by the issuer to Funding pursuant to an intercompany loan agreement dated September 23, 2002 (the "intercompany loan agreement") in the amount of (pound)2,748,444,619 (or approximately $4,225,126,239(3)).

        This Annual Report on Form 20-F further relates to Funding's interest in the mortgages trust, the property of which includes the initial mortgage portfolio and the related security that Northern Rock plc (the "seller") assigned to the mortgages trustee on March 26, 2001, the further mortgage portfolios that the seller assigned to the mortgages trustee on September 28, 2001, March 20, 2002 and September 23, 2002, and each new mortgage portfolio and the related security that the seller assigns to the mortgages trustee on any interim assignment date, including any permitted replacement mortgage loan in respect of any permitted product switch and any income generated by the mortgage loans or their related security on or after the relevant assignment date for the relevant mortgage portfolio (excluding third party amounts). In addition, redraws made under flexible mortgage loans assigned to the mortgages trustee also form part of the trust property. The trust property also includes any contribution paid by either beneficiary to the mortgages trustee (until the relevant funds are applied by the mortgages trustee in accordance with the mortgages trust deed) and any money in the mortgages trustee transaction account and the mortgages trustee guaranteed investment contract, or GIC account. The mortgages trustee GIC account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. The composition of the trust property fluctuates as drawings under flexible mortgage loans and new mortgage loans are added and as the mortgage loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

        Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement on Form S-11 relating to the securities (file number 333-97023) (the "Granite Mortgages 02-2 Registration Statement").

        References to "previous issuers" herein refer to each of Granite Mortgages 01-1 plc (the "first issuer"), Granite Mortgages 01-2 plc (the "second issuer") and Granite Mortgages 02-1 plc (the "third issuer").

        The first issuer issued certain securities (the "first issuer securities" or "first issuer notes") pursuant to a trust deed dated March 26, 2001 between the first issuer and the note trustee. The first


-----------------------------
(3) This translation of pounds sterling into US dollars was made at a rate of (pound)0.6505 = $1.00, which reflects the noon buying rate in the City of New York for cable transfers in sterling per $1.00 and certified for customs purposes by the Federal Reserve Bank on August 23, 2002, which was the rate of exchange used in the final prospectus dated September 12, 2002 relating to the notes.

issuer securities were registered with the United States Securities and Exchange Commission (the "SEC") pursuant to a Registration Statement on Form S-11 relating to the first issuer securities (file number 333-13242).

        The second issuer issued certain securities (the "second issuer securities" or "second issuer notes") pursuant to a trust deed dated September 28, 2001 between the second issuer and the note trustee. The second issuer securities were registered with the SEC pursuant to a Registration Statement on Form S-11 relating to the second issuer securities (file number 333-13884).

        The third issuer issued certain securities (the "third issuer securities" or "third issuer notes" and, together with the first issuer notes and the second issuer notes, the "previous notes") pursuant to a trust deed dated March 20, 2002 between the third issuer and the note trustee. The third issuer securities were registered with the SEC pursuant to a Registration Statement on Form S-11 relating to the third issuer securities (file number 333-83194).

        On June 30, 2002, the first issuer and the second issuer, together with Funding and the mortgages trustee, filed an annual report with the SEC on Form 20-F for the fiscal year ended December 31, 2001. On December 31, 2002, each of the first issuer and the second issuer filed a Certification and Notice of Suspension of Duty to File Reports Under Section 13 of the Securities and Exchange Act of 1934 on Form 15 and are therefore not required to file an annual report for the fiscal year ended December 31, 2002.

        Certain items in Form 20-F are only applicable to registration statements and not to annual reports filed on Form 20-F. Therefore, as used in this Annual Report, "Not Applicable to Annual Reports Filed on Form 20-F" means that the response to the referenced item is omitted in reliance on the instructions to Form 20-F published by the SEC as of the date of this Annual Report that specifically state that such item is inapplicable to annual reports filed on Form 20-F. In addition, information required for some items in Form 20-F is not applicable to the issuer, Funding or Granite Finance Trustees Limited (the "mortgages trustee"). Therefore, as used in this Annual Report, "Not Applicable" means the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the staff of the SEC with respect to issuers of substantially similar asset-backed securities that file annual reports on Form 10-K, or that the referenced item is otherwise not applicable.

                          FORWARD-LOOKING STATEMENTS

        This Annual Report may contain forward-looking statements, including, but not limited to, statements made under Item 3, Sub-part D of this Annual Report, entitled "Risk Factors". All statements regarding the future financial condition, results of operations and business strategy, plans and objectives of the seller of the mortgage portfolios, the issuer, Funding or the mortgages trustee are forward-looking. These forward-looking statements can be identified by the use of forward-looking terminology, such as the words "believes", "expects", "may", "intends", "should" or "anticipates", or the negative or other variations of those terms. These statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results and performance of the notes, the seller or the mortgage portfolios, the issuer, Funding, the mortgages trustee or the UK residential mortgage industry to differ materially from any future results or performance expressed or implied in the forward-looking statements. These risks and uncertainties and other factors include, among others: general economic and business conditions in the UK; currency exchange and interest fluctuations; governmental, statutory, regulatory or administrative initiatives affecting the seller of the mortgage portfolios, the issuer, the previous issuers, Funding or the mortgages trustee; changes in business strategy, lending practices or customer relationships; and other factors that may be referred to in this Annual Report. Some of the most significant of these risks, uncertainties and other factors are discussed in Item 3, Sub-part D of this Annual Report, entitled "Risk Factors", and you are encouraged to carefully consider those factors prior to making an investment decision relating to the notes.

                      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        Each of the issuer, Funding and the mortgages trustee incorporates by reference its periodic filings on Form 6-K, which contain all financial information relating to the securities relevant to the holders of the notes. References in this Annual Report to the "prospectus relating to the notes" refers to the prospectus contained within the Registration Statement relating to the notes.

                                    PART I

Item 1. Identity of Directors, Senior Management and Advisers

        A.     Directors and senior management.

        Not Applicable to Annual Reports Filed on Form 20-F

        B.     Advisers.

        Not Applicable to Annual Reports Filed on Form 20-F

        C.     Auditors.

        Not Applicable to Annual Reports Filed on Form 20-F

Item 2.  Offer Statistics and Expected Timetable

        A.     Offer statistics

        Not Applicable to Annual Reports Filed on Form 20-F

        B.      Method and expected timetable

        Not Applicable to Annual Reports Filed on Form 20-F

Item 3.  Key Information

        A.      Selected financial data.

        Each of the issuer, Funding and the mortgages trustee incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the notes:

        o   Investor's Monthly Reports in respect of the issuer for October
            2002

        o   Investor's Monthly Reports in respect of the issuer for November
            2002

        o   Investor's Monthly Reports in respect of the issuer for December
            2002

        o Investor's Quarterly Reports in respect of the issuer for the period from October 1, 2002 to December 31, 2002

        B.      Capitalization and indebtedness.

        Not Applicable to Annual Reports Filed on Form 20-F

        C.      Reasons for the offer and use of proceeds.

        Not Applicable to Annual Reports Filed on Form 20-F

        D.      RISK FACTORS.

        This section describes the principal risk factors associated with an investment in the notes. If you are considering purchasing the notes, you should carefully read and think about all the information contained in this Annual Report and the Granite Mortgages 02-2 Registration Statement

(in respect of the notes), including the risk factors set out here, prior to making any investment decision.

        The risks and uncertainties described below are not the only ones relating to the notes. Additional risks and uncertainties not presently known to the issuer may also impair your investment. In addition, this Annual Report contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Annual Report and the Granite Mortgages 02-2 Registration Statement.

        YOU CANNOT RELY ON ANY PERSON OTHER THAN THE ISSUER TO MAKE PAYMENTS ON THE NOTES

        The issuer is the only party responsible for making payments on the notes. The notes do not represent an obligation or the responsibility of any of Northern Rock plc or any of its affiliates, any underwriter, Funding, any previous issuer, the mortgages trustee, the security trustee, the note trustee, any swap provider or any other party to the transaction other than the issuer.

        THE ISSUER HAS A LIMITED AMOUNT OF RESOURCES AVAILABLE TO IT TO MAKE PAYMENTS ON THE NOTES

        The issuer's ability to make payments of principal and interest on the notes and to pay its operating and administrative expenses will depend primarily on funds being received under the intercompany loan. In addition, the issuer will rely on the related basis rate swap to provide payments on all the notes and will rely on the related dollar currency swaps and the related euro currency swaps to provide payments on the notes denominated in US dollars and in euro, respectively.

        The issuer will not have any other significant sources of funds available to meet its obligations under the notes and/or any other payments ranking in priority to the notes. If the resources described above cannot provide the issuer with sufficient funds to enable it to make required payments on the notes, you may incur a loss of interest and/or principal which would otherwise be due and payable on the notes.

        FUNDING IS NOT REQUIRED TO MAKE PAYMENTS ON THE INTERCOMPANY LOAN IF IT DOES NOT HAVE ENOUGH MONEY TO DO SO, WHICH COULD ADVERSELY AFFECT PAYMENT ON THE NOTES.

        Funding's ability to pay amounts due on the intercompany loan will depend upon:

        o Funding receiving enough funds from the Funding share of the trust property, including revenue receipts and principal receipts on the mortgage loans included in the mortgages trust on or before each payment date;

        o on any payment date, Funding's entitlement to access funds standing to the credit of any issuer reserve fund and/or any issuer liquidity reserve fund, subject to certain limitations (as described in "Credit Structure - Issuer reserve fund" and "Credit structure - Issuer liquidity reserve fund" in the prospectus relating to the notes); and

        o (in the case of interest due under the intercompany loan) the amount of funds credited to the Funding reserve fund (as described in "Credit structure - Funding reserve fund" in the prospectus relating to the notes).

        According to the terms of the mortgages trust deed, the mortgages trustee is obliged to pay to Funding on each distribution date (a) that portion of revenue receipts on the mortgage loans which is payable to Funding in accordance with the terms of the mortgages trust deed and (b) that portion of principal receipts on the mortgage loans which is payable to Funding in accordance with the terms of the mortgages trust deed.

        On each payment date, however, Funding will only be obliged to pay amounts due to the issuer under the intercompany loan to the extent that it has funds available to it after making payments ranking in priority to the issuer, such as payments of certain fees and expenses of Funding. Furthermore, Funding is obligated to make payments to the previous issuers under the previous intercompany loans and, if Funding subsequently enters into a new intercompany loan with a new issuer, Funding will also be obliged to make payments due to such new issuer under such new intercompany loan. These payments will rank equally with payments to the issuer, other than in respect of the priority made in respect of the allocation of principal receipts to a new issuer that will have issued a money market note, all in accordance with the relevant Funding priority of payments. If Funding does not pay amounts to the issuer under the intercompany loan because it does not have sufficient funds available, those amounts will be due but not payable until funds are available to pay those amounts in accordance with the relevant Funding priority of payments. Funding's failure to pay those amounts to the issuer when due in such circumstances will not constitute an event of default under the intercompany loan.

        If there is a shortfall between the amounts payable by Funding to the issuer under the intercompany loan agreement and the amounts payable by the issuer on the notes, then depending on the other sources of funds available to Funding referred to above, you may not receive the full amount of interest and/or principal which would otherwise be due and payable on the notes.

        THE ISSUER'S RECOURSE TO FUNDING UNDER THE INTERCOMPANY LOAN IS LIMITED, WHICH COULD ADVERSELY AFFECT PAYMENT ON THE NOTES

        If, on the final repayment date of the intercompany loan, there is a shortfall between the amount required by the issuer to pay all outstanding interest and/or principal on the notes and the amount available to Funding to pay amounts due under the intercompany loan to fund repayment of such amounts, then Funding shall not be obliged to pay that shortfall to the issuer under the intercompany loan agreement. Any claim that the issuer may have against Funding in respect of that shortfall will then be extinguished. If there is a shortfall in interest and/or principal payments under the intercompany loan agreement, the issuer may not have sufficient funds to make payments on the notes and you may incur a loss on interest and/or principal which would otherwise be due and payable on the notes.

        ENFORCEMENT OF THE ISSUER SECURITY IS THE ONLY REMEDY FOR A DEFAULT IN THE ISSUER'S OBLIGATIONS, AND THE NOTE TRUSTEE WILL NOT BE ABLE TO ASSIGN ITS OR THE ISSUER'S RIGHTS UNDER THE INTERCOMPANY LOAN AGREEMENT

        The only remedy for recovering amounts due on the notes is through the enforcement of the issuer security. If Funding does not pay amounts due under the intercompany loan because it does not have sufficient funds available, those amounts will be deemed to be not due and payable, there will not be an event of default under the intercompany loan and the issuer will not have recourse to the assets of Funding in that instance. The issuer will only have recourse to the assets of Funding if Funding has also defaulted on its obligations under the intercompany loan and the security trustee (on the issuer's behalf and on behalf of the other Funding secured creditors) has enforced the Funding security.

        As the note trustee will not be entitled to assign to a third party its or the issuer's rights under the intercompany loan agreement following the service of a note enforcement notice, the most likely consequence of the issuer security becoming enforceable will be that monies received by the note trustee from Funding will be applied by the note trustee (or the issuer cash manager on its behalf) to make payments on the notes in accordance with the issuer post-enforcement priority of payments. However, the proceeds of that enforcement may be insufficient to pay all interest and principal due on the notes.

        THERE MAY BE A CONFLICT BETWEEN THE INTERESTS OF THE HOLDERS OF THE VARIOUS CLASSES OF NOTES, AND THE INTERESTS OF OTHER CLASSES OF NOTEHOLDERS MAY PREVAIL OVER YOUR INTERESTS

        The trust deed, the issuer deed of charge and the terms of the notes will provide that the note trustee is to have regard to the interests of the holders of all the classes of notes. There may be circumstances, however, where the interests of one class of the noteholders conflict with the interests of another class or classes of the noteholders. In general, the note trustee will give priority to the interests of the holders of the most senior class of notes such that:

        o the note trustee is to have regard only to the interests of the class A noteholders in the event of a conflict between the interests of the class A noteholders on the one hand and the class B noteholders and/or the class C noteholders on the other hand; and

        o (if there are no class A notes outstanding) the note trustee is to have regard only to the interests of the class B noteholders in the event of a conflict between the interests of the class B noteholders on the one hand and the class C noteholders on the other hand.

        THERE MAY BE A CONFLICT BETWEEN THE INTERESTS OF THE HOLDERS OF NOTES OF ANY CLASS OF THE SERIES 1 NOTES AND THE HOLDERS OF THE SAME CLASS OF THE SERIES 2 NOTES, AND THE INTERESTS OF OTHER NOTEHOLDERS MAY PREVAIL OVER YOUR INTERESTS

        There may also be circumstances where the interests of a class of noteholders of one series of notes conflict with the interests of the noteholders of the same class of a different series of notes and/or, in relation to the class A notes, the interests of the noteholders of the series 1 class A1 notes conflict with the interests of the noteholders of the series 1 class A2 notes. In general, the trust deed, the issuer deed of charge and the terms of the notes will require a single meeting of the holders of each series of the relevant class of notes whether or not there is a conflict of interest between the holders of those different series of that class of notes. As there will be no provision for separate meetings of the holders of a class of notes of one series, a resolution may be passed by holders of notes of one series of a relevant class which will bind the holders of each other series of that same class.

        THERE MAY BE CONFLICTS BETWEEN THE ISSUER, THE PREVIOUS ISSUERS AND ANY NEW ISSUERS, AND THE ISSUER'S INTERESTS MAY NOT PREVAIL, WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES

        The security trustee will exercise its rights under the Funding deed of charge only in accordance with directions given by the note trustee. If resolutions of holders of the previous notes and any new notes result in conflicting directions being given to the note trustee (and, ultimately, from the note trustee to the security trustee), the security trustee shall have regard only to the directions of the noteholders of the issuer, each previous issuer or new issuers that has or have the highest ranking class of notes outstanding at such time. However, if more than one issuer has notes outstanding that are the highest ranking notes outstanding among all issuers, the note trustee shall instead have regard to the resolutions of the holders of notes of that issuer that has the greatest aggregate principal amount of notes outstanding at such time. If there is a conflict between the issuer, any previous issuer and any new issuers and the issuer does not have the highest ranking notes outstanding among all issuers (or the greatest aggregate principal amount of notes outstanding at such time), the issuer's interests may not prevail. This could ultimately cause a reduction in the payments that you receive on the notes.

        IF FUNDING ENTERS INTO NEW INTERCOMPANY LOANS, THESE NEW INTERCOMPANY LOANS AND ACCOMPANYING NEW NOTES MAY RANK AHEAD OF THE INTERCOMPANY LOANS AND THE NOTES AS TO PAYMENTS

        It is expected that in the future, subject to satisfaction of certain conditions, Funding will establish additional wholly-owned subsidiary companies to issue new notes to investors. The proceeds of each new issue of new notes will be used by the new issuer to make a new intercompany loan to

Funding. Funding will use the proceeds of the new intercompany loan (less any amount utilized to fund any applicable reserve fund for any new issuer) to do one or more of the following:

        o pay to the mortgages trustee Funding's initial contribution for the Funding share in respect of any new trust property to be assigned by the seller to the mortgages trustee;

        o pay to the mortgages trustee a further contribution (excluding any deferred contribution) to increase the Funding share of the trust property; and/or

        o refinance an existing intercompany loan or intercompany loans outstanding at that time (and if the issuer's intercompany loan to Funding is refinanced, you could be repaid early).

        Funding will apply amounts it receives from the trust property to pay amounts it owes under the intercompany loan, the previous intercompany loans and any new intercompany loan without regard to when the relevant intercompany loan was made. You should note that payments by Funding to the previous issuers under the previous intercompany loans and to new issuers under any new intercompany loans will rank equally in priority with payments made by Funding to the issuer under the intercompany loan, other than in respect of the priority made in the allocation of principal receipts to any new issuer that will have issued a money market note. Funding will initially allocate principal to repay each outstanding intercompany loan in no order of priority between them but in proportion to the issuer's allocable interest in the Funding share of the trust property (or, if provided under the intercompany loan agreement, will set aside that allocable interest in the Funding share of principal receipts for the issuer).

        The amount and timing of payments on the intercompany loan are determined by the amount and timing of payments on the notes and by the priorities for payment applicable to those notes. The terms of the previous notes issued by the previous issuers and of any new notes issued by a new issuer may therefore result in those previous notes and the related previous intercompany loans or those new notes and the related new intercompany loans being repaid prior to the repayment of the notes under the prospectus relating to the notes and the intercompany loan.

        If Funding establishes new issuers to make new intercompany loans to Funding, you will not have any right of prior review or consent with respect to those new intercompany loans or the corresponding issuance by new issuers of new notes. Similarly, the terms of the Funding transaction documents (including the mortgage sale agreement, the mortgages trust deed, the Funding deed of charge, the definitions of the trigger events and the criteria for the assignment of new loans to the mortgages trustee) may be amended to reflect the new issue. Your consent to these changes will not be required. There can be no assurance that these changes will not affect the cashflow available to pay amounts due on the notes.

        Before issuing new notes, however, a new issuer will be required to satisfy a number of conditions, including that the ratings of the notes will not be downgraded or otherwise adversely affected at the time a new issuer issues new notes.

        NEW ISSUERS WILL SHARE IN THE SAME SECURITY GRANTED BY FUNDING TO THE ISSUER, AND THIS MAY ULTIMATELY CAUSE A REDUCTION IN THE PAYMENTS YOU RECEIVE ON THE NOTES

        A new issuer will become party to the Funding deed of charge and will be entitled to share, on an equal ranking, in the security granted by Funding for the issuer's benefit (and the benefit of the other Funding secured creditors) under the Funding deed of charge. If the Funding security is enforced and there are insufficient funds to make the payments that are due to each previous issuer, the issuer and each new issuer, the issuer will only be entitled to its proportionate share of those limited funds. This could ultimately cause a reduction in the payments you receive on the notes.

        THE PREVIOUS ISSUERS AND THE OTHER FUNDING SECURED CREDITORS ALREADY SHARE IN THE SAME SECURITY GRANTED BY FUNDING TO THE ISSUER, AND THIS MAY ULTIMATELY CAUSE A REDUCTION IN THE PAYMENTS YOU RECEIVE ON THE NOTES

        Funding has entered into previous intercompany loan agreements and it has also entered into various agreements with other Funding secured creditors in connection with the issuance of the previous intercompany loans. These Funding secured creditors are already parties to the Funding deed of charge and are entitled to share, on an equal ranking, in the security granted by Funding for the benefit of the issuer. If the Funding security is enforced and there are insufficient funds to make the payments that are due to the previous issuers and to the issuer, the issuer will only be entitled to its proportionate share of those limited funds. This could ultimately cause a reduction in the payments you receive on the notes.

        AS NEW MORTGAGE LOANS ARE ASSIGNED TO THE MORTGAGES TRUSTEE AND AS MORTGAGE LOANS ARE IN CERTAIN CIRCUMSTANCES REMOVED FROM THE MORTGAGES TRUST, THE CHARACTERISTICS OF THE TRUST PROPERTY MAY CHANGE FROM THOSE EXISTING AT THE CLOSING DATE, AND THOSE CHANGES MAY DELAY OR REDUCE PAYMENTS ON THE NOTES

        The issuer cannot guarantee that the characteristics of any new mortgage loans assigned to the mortgages trustee will have the same characteristics as the mortgage loans in the mortgage portfolio as of the date of this report. In particular, new mortgage loans may have different payment characteristics than the mortgage loans in the mortgage portfolio as of the date of this report. The ultimate effect of this could be to delay or reduce the payments you receive on the notes or increase the rate of repayment of the notes. However, the new mortgage loans will be required to meet the conditions described in "Assignment of the mortgage loans and their related security" in the prospectus relating to the notes.

        In addition, in order to promote the retention of borrowers, the seller may periodically contact certain borrowers in respect of the seller's total portfolio of outstanding mortgage loans in order to encourage a borrower to review the seller's other mortgage products and to discuss shifting that borrower to an alternative Northern Rock mortgage product. The seller also may periodically contact borrowers in the same manner in order to offer to a borrower the opportunity to apply for a further advance. The employee of the seller who contacts a borrower will not know whether that borrower's original mortgage loan has been sold to the mortgages trust. However, if the relevant original mortgage loan made to that borrower happens to have been sold to the mortgages trust and that borrower decides to switch mortgage products or take a further advance, the seller then has the option of repurchasing that original mortgage loan from the mortgages trust.

        Generally, the borrowers that the seller may periodically contact are those borrowers whose mortgage loans are not in arrears and who are otherwise in good standing. To the extent that these borrowers switch to a different Northern Rock mortgage product or take a further advance and their original mortgage loans are repurchased by the seller, the percentage of fully performing mortgage loans in the mortgage portfolio may decrease, which could delay or reduce payments you receive on the notes. However, as described above, the seller's decision as to which borrowers to target for new mortgage products and/or further advances and the decision whether to approve a new mortgage product and/or further advance for a particular borrower will be made without regard to whether a borrower's mortgage loan is included in the mortgage portfolio.

        THE SELLER MAY CHANGE THE LENDING CRITERIA RELATING TO MORTGAGE LOANS WHICH ARE SUBSEQUENTLY ASSIGNED TO THE MORTGAGES TRUSTEE WHICH COULD AFFECT THE CHARACTERISTICS OF THE TRUST PROPERTY, AND WHICH COULD LEAD TO A DELAY OR A REDUCTION IN THE PAYMENTS RECEIVED ON THE NOTES OR COULD INCREASE THE RATE OF REPAYMENT OF THE NOTES

        Each of the mortgage loans was originated in accordance with the seller's lending criteria applicable at the time of origination, which lending criteria in the case of each mortgage loan to be included in the mortgage portfolio as of the related closing date were the same as or substantially similar to the criteria described in the prospectus relating to the notes under "The mortgage loans - Origination of the mortgage loans - Lending criteria". These lending criteria consider a variety of factors such as a potential borrower's credit history, employment history and status and repayment ability, as well as the value of the property to be mortgaged. In the event of the assignment of any new mortgage loans and new related security to the mortgages trustee, the seller will warrant to the mortgages trustee, Funding and the security trustee that those new mortgage loans and new related security were originated in accordance with the seller's lending criteria applicable at the time of their origination. However, the seller retains the right to revise its lending criteria as determined from time to time, and so the lending criteria applicable to any new mortgage loan at the time of origination may not be the same as those set out in the section "The mortgage loans - Origination of the mortgage loans - Lending criteria" in the prospectus relating to the notes.

        If new mortgage loans that have been originated under revised lending criteria are assigned to the mortgages trustee, the characteristics of the trust property could change. This could lead to a delay or a reduction in the payments received on the notes or it could increase the rate of repayment of the notes.

        IF PROPERTY VALUES DECLINE PAYMENTS ON THE NOTES COULD BE ADVERSELY AFFECTED

        The security granted by Funding in respect of the intercompany loan, which is the principal source of funding for the notes, consists, among other things, of Funding's interest in the mortgages trust. Since the value of the mortgage portfolio held by the mortgages trustee may increase or decrease, the value of that security may decrease and will decrease if there is a general decline in property values. The issuer cannot guarantee that the value of a mortgaged property will remain at the same level as on the date of origination of the related mortgage loan. If the residential property market in the United Kingdom experiences an overall decline in property values, the value of the security created by the mortgage loans could be significantly reduced and, ultimately, may result in losses to you if the security is required to be enforced.

        THE TIMING AND AMOUNT OF PAYMENTS ON THE MORTGAGE LOANS COULD BE AFFECTED BY GEOGRAPHIC CONCENTRATION OF THE MORTGAGE LOANS

        To the extent that specific geographic regions have experienced or may experience in the future weaker regional economic conditions and housing markets than other regions, a concentration of the mortgage loans in such a region may be expected to exacerbate all of the risks relating to the mortgage loans described in this section. The issuer cannot predict either when or where such regional economic declines may occur nor to what extent or for how long such conditions may continue. See "The mortgage loans - The cut-off date mortgage portfolio" in the prospectus relating to the notes.

        THE TIMING AND AMOUNT OF PAYMENTS ON THE MORTGAGE LOANS COULD BE AFFECTED BY VARIOUS FACTORS WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES

        Various factors influence mortgage delinquency rates, prepayment rates, repossession frequency and the ultimate payment of interest and principal. These factors include changes in the national or international economic climate, regional economic or housing conditions, changes in tax laws, interest rates, inflation, the availability of financing, yields on alternative investments, political developments and government policies. Other factors in borrowers' personal or financial circumstances may affect the ability of borrowers to repay mortgage loans. Loss of earnings, illness, divorce and other similar factors may lead to an increase in delinquencies by and bankruptcies of borrowers, and could ultimately have an adverse impact on the ability of borrowers to repay mortgage loans.

        In addition, the ability of a borrower to sell a property given as security for a mortgage loan at a price sufficient to repay the amounts outstanding under the mortgage loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values and the property market in general at the time.

        The intercompany loan is the issuer's principal source of income for repayment of the notes. The principal source of income for repayment by Funding of the intercompany loan is its interest in the mortgage loans held on trust by the mortgages trustee for the benefit of Funding and the seller. If the timing and payment of the mortgage loans is adversely affected by any of the risks described above, the payments on the notes could be reduced or delayed.

        THE YIELD TO MATURITY OF THE NOTES MAY BE ADVERSELY AFFECTED BY PREPAYMENTS OR REDEMPTIONS ON THE MORTGAGE LOANS OR REPURCHASES OF MORTGAGE LOANS BY THE SELLER

        The yield to maturity of the notes of each class will depend mostly on
(a) the amount and timing of the repayment of principal on the mortgage loans and (b) the price paid by the noteholders of each class of notes. The yield to maturity of the notes of each class may be adversely affected by a higher or lower than anticipated rate of prepayments on the mortgage loans.

        The rate of prepayment of mortgage loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the mortgage loans may be due to borrowers refinancing their mortgage loans and sales of mortgaged properties by borrowers (either voluntarily or as a result of enforcement action taken), as well as the receipt of proceeds from buildings insurance and life insurance policies. The rate of prepayment of mortgage loans may also be influenced by the presence or absence of early repayment charges. You should note that certain of the seller's flexible mortgage loan products allow the borrower to make overpayments or repay the entire current balance under the flexible mortgage loan at any time without incurring an early repayment charge. See "The mortgage loans - Characteristics of the mortgage loans - Early repayment charges" in the prospectus relating to the notes.

        Variation in the rate and timing of prepayments of principal on the mortgage loans may affect each class of notes differently depending upon amounts already repaid by Funding to the issuer under the intercompany loan and whether a trigger event has occurred or the security granted by the issuer under the issuer deed of charge has been enforced. If prepayments on the mortgage loans occur less frequently than anticipated, then the actual yields on the notes may be lower than you anticipate and the amortization of the notes may take much longer than is presently anticipated.

        The yield to maturity of the notes may be affected by the repurchase of mortgage loans subject to product switches, further advances or for breaches of representations and warranties. If the seller is required to repurchase from the mortgages trustee a mortgage loan or mortgage loans under a mortgage account and their related security because one of the mortgage loans does not comply with the mortgage loan representations and warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of such mortgage loan or mortgage loans. Because these factors are not within the issuer's control or the control of Funding or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the mortgage portfolio may experience.

        In addition, if a mortgage loan is subject to a product switch or a further advance, the seller may repurchase the mortgage loan or mortgage loans and their related security from the mortgages trustee. In the case of any such repurchase, the payment received by the mortgages trustee will have the same effect as a prepayment of such mortgage loan or mortgage loans.

        In order to promote the retention of borrowers, the seller may periodically contact certain borrowers in respect of the seller's total portfolio of outstanding mortgage loans in order to encourage a borrower to review the seller's other mortgage products and to discuss shifting that borrower to an alternative Northern Rock mortgage product. The employee of the seller who contacts a borrower will not know whether that borrower's original mortgage loan has been sold to the mortgages trust. However, if the relevant original mortgage loan made to that borrower happens to have been sold to the mortgages trust and that borrower decides to switch mortgage loan products, the seller's retention policy may ultimately result in that mortgage loan becoming the subject of a product switch which ultimately may result in a prepayment as described in the preceding paragraph. Furthermore, the seller also may periodically contact certain borrowers in respect of the seller's total portfolio of outstanding mortgage loans in order to offer a borrower the opportunity to apply for a further advance. If the borrower decides to take a further advance and the seller decides to repurchase the mortgage loan subject to that further advance, the mortgage loan will be prepaid.

        As the decision by the seller whether to repurchase a mortgage loan subject to a product switch or a further advance is not within the issuer's control or the control of Funding or the mortgages trustee, the issuer cannot give any assurance as to the level of effective prepayments that the mortgage portfolio may experience.

        THE INCLUSION OF FLEXIBLE MORTGAGE LOANS MAY AFFECT THE YIELD TO MATURITY OF AND THE TIMING OF PAYMENTS ON THE NOTES

        Certain of the mortgage loans in the mortgage portfolio are flexible mortgage loans. Flexible mortgage loans provide the borrower with a range of options that gives that borrower greater flexibility in the timing and amount of payments made under the mortgage loan. Subject to the terms and conditions of the mortgage loans which may require in some cases notification to the seller and in other cases the consent of the seller, under a flexible mortgage loan a borrower may "overpay" or prepay principal on any day or make a re-draw in specified circumstances. For a detailed summary of the characteristics of the flexible mortgage loans, see "The mortgage loans - Characteristics of the mortgage loans - Flexible mortgage loans" in the prospectus relating to the notes. In addition, certain of the seller's flexible mortgage loan products allow the borrower to make overpayments or repay the entire current balance under the flexible mortgage loan at any time without incurring an early repayment charge. See "The mortgage loans - Characteristics of the mortgage loans - Early repayment charges" in the prospectus relating to the notes.

        The inclusion of Together Connections mortgage loans, which are another type of flexible mortgage loan, in the mortgages trust may also affect the yield to maturity of, and the timing of payments on, the notes. Application of the Together Connections Benefit, a feature of Together Connections mortgage loans, will reduce the principal amount outstanding on a Together Connections mortgage loan. As a result, less of a related borrower's contractual monthly payment (which the borrower is nevertheless obligated to continue making in full) will be required to pay interest, and proportionately more of that contractual monthly payment will be allocated as a repayment of principal. This reallocation may lead to amortization of the related mortgage loan more quickly than would otherwise be the case. For a description of Together Connections mortgage loans and the Together Connections Benefit, see "The mortgage loans - Characteristics of the mortgage loans - Mortgage loan products offered by the seller" in the prospectus relating to the notes.

        If the notes are not repaid on or before the step-up date, then to the extent that borrowers under flexible mortgage loans consistently prepay principal or to the extent that Together Connections mortgage loans amortize more quickly than otherwise expected, the timing of payments on the notes may be adversely affected.

        THE OCCURRENCE OF AN ASSET TRIGGER EVENT OR ENFORCEMENT OF THE ISSUER SECURITY MAY ACCELERATE THE REPAYMENT OF CERTAIN NOTES AND/OR DELAY THE REPAYMENT OF OTHER NOTES

        If no trigger event has occurred and the issuer security has not been enforced, then related payments of principal on a class of notes on any payment date will not be greater than the controlled amortization amount for that class on that payment date. If an asset trigger event has occurred, the mortgages trustee will distribute principal receipts on the mortgage loans to Funding and the seller proportionally based on their percentage shares (or, in certain circumstances, their weighted average percentage shares) of the trust property and Funding will on each payment date apply those principal receipts to repay the intercompany loan, the previous intercompany loans and each new intercompany loan (if any) in proportion to the outstanding principal balance of the relevant intercompany loan.

        Following the occurrence of an asset trigger event or enforcement of the issuer security, the issuer will apply these principal repayments of the intercompany loan which are available for payment to noteholders on each payment date to repay, in no order of priority, the class A notes until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts, then, in no order of priority, the class B notes until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts and finally, in no order of priority, the class C notes until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts.

        As the priority of payment in respect of the series 1 class A1 notes, the series 1 class A2 notes and the series 2 class A notes rank equally after the occurrence of an asset trigger event or enforcement of the issuer security, and as repayments of principal in these circumstances will not be limited to or controlled by the respective controlled amortization amounts for the relevant class of the notes, this may result in certain noteholders being repaid more rapidly than if an asset trigger event or enforcement of the security had not occurred, and may result in other noteholders being repaid less rapidly than if an asset trigger event had not occurred.

        THE OCCURRENCE OF A NON-ASSET TRIGGER EVENT MAY ACCELERATE THE REPAYMENT OF CERTAIN NOTES AND/OR DELAY THE REPAYMENT OF OTHER NOTES

        If a non-asset trigger event has occurred, the mortgages trustee will distribute all principal receipts to Funding until the Funding share percentage of the trust property is zero. Funding will on each payment date apply these principal receipts to repay the previous intercompany loans, the intercompany loan and each new intercompany loan (if any) equally and in proportion to the outstanding principal balance of the intercompany loan.

        Following the occurrence of a non-asset trigger event, the issuer will apply these principal repayments of the intercompany loan which are available for payment to noteholders on each payment date to repay the series 1 class A1 notes until the outstanding principal balance of the series 1 class A1 notes has been reduced to zero, without regard to their controlled amortization amounts, then the series 1 class A2 notes until the outstanding principal balance of the series 1 class A2 notes has been reduced to zero, without regard to their controlled amortization amounts, then the series 2 class A notes until the outstanding principal balance of the series 2 class A notes has been reduced to zero, without regard to their controlled amortization amounts, then in no order of priority, the class B notes until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts and finally, in no order of priority, the class C notes until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts.

        As the repayments of principal in these circumstances will not be limited to or controlled by the respective controlled amortization amounts for the relevant class of notes, this may result in certain noteholders being repaid more rapidly than if a non-asset trigger event or enforcement of the issuer security had not occurred, and may result in other noteholders being repaid less rapidly than if a non-asset trigger event had not occurred.

        COMPETITION IN THE UK MORTGAGE LOAN INDUSTRY COULD INCREASE THE RISK OF AN EARLY REDEMPTION OF THE NOTES

        The mortgage loan industry in the United Kingdom is highly competitive. Both traditional and new lenders use heavy advertising, targeted marketing, aggressive pricing competition and loyalty schemes in an effort to expand their presence in or to facilitate their entry into the market and compete for customers. For example, certain of the seller's competitors have implemented loyalty discounts for long-time customers to reduce the likelihood that these customers would refinance their mortgage loans with other lenders such as the seller.

        This competitive environment may affect the rate at which the seller originates new mortgage loans and may also affect the level of attrition of the seller's existing borrowers. If the rate at which new mortgage loans are originated declines significantly or if existing borrowers refinance their mortgage loans with lenders other than the seller, then the risk of a trigger event occurring increases, which could result in an early redemption of the notes.

        IF THE SELLER DOES NOT REPURCHASE FIXED RATE MORTGAGE LOANS UNDER WHICH THE BORROWER EXERCISES HIS OR HER RE-FIX OPTION THEN THE ISSUER MAY NEED TO ENTER INTO NEW HEDGING ARRANGEMENTS AND THE ISSUER MAY NOT FIND A COUNTERPARTY AT THE RELEVANT TIME

        If the seller does not elect within 30 days of the end of the relevant fixed rate period to repurchase the relevant mortgage loan from the mortgages trustee if it becomes a re-fixed mortgage loan, then this will necessitate the entry by the issuer into further hedging arrangements with an alternative basis rate swap counterparty satisfactory to the rating agencies. Entering into additional hedging arrangements may increase the issuer's obligations on any payment date which may adversely affect payments on the notes. In addition, the issuer cannot provide assurance that an alternative basis rate swap counterparty will be available at the relevant time.

        TERMINATION PAYMENTS ON THE BASIS RATE SWAP MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO MAKE PAYMENTS ON THE NOTES

        The amount of revenue receipts that Funding receives will fluctuate according to the interest rates applicable to the mortgage loans in the mortgages trust. However, the amount of interest payable by Funding to the issuer under the intercompany loan will depend upon the aggregate amount payable by the issuer to the basis rate swap provider in exchange for payments which will depend upon the variable interest rates at which interest accrues on the notes.

        To hedge the issuer's exposure against the possible variance between the foregoing interest rates, the issuer has entered into a basis rate swap with a basis rate swap provider (see "The swap agreements - The basis rate swap" in the prospectus relating to the notes).

        If a basis rate swap is terminated, the issuer may be obliged to pay a termination payment to the basis rate swap provider. The amount of the termination payment will be based on the cost of entering into a replacement basis rate swap. Under the intercompany loan agreement, Funding will be required to pay the issuer an amount equal to any termination payment due by the issuer to the basis swap provider. Funding will also be obliged to pay the issuer any extra amounts which the issuer may be required to pay to enter into a replacement swap.

        The issuer cannot give you any assurance that Funding will have the funds available to make that payment or that the issuer will have sufficient funds available to make any termination payment under a swap or to make subsequent payments to you in respect of the relevant series and class of notes. Nor can the issuer give you any assurance that it will be able to enter into a replacement swap, or if one is entered into, that the credit rating of the replacement basis rate swap provider will be sufficiently high to prevent a downgrading by the rating agencies of the then-current ratings of the notes.

        Except where the basis rate swap provider has caused the basis rate swap to terminate by its own default, any termination payment due by the issuer will rank equally with payments due on the notes. Any additional amounts required to be paid by the issuer following termination of the basis rate swap (including any extra costs incurred (for example, from entering into "spot" interest rate swaps) if the issuer cannot immediately enter into a basis rate swap), will also rank equally with payments due on the notes.

        Therefore, if the issuer is obliged to make a termination payment to a basis rate swap provider or to pay any other additional amount as a result of the termination of the swap, this may affect the funds which that issuer has available to make payments on any class and any series of notes.

        RATINGS ASSIGNED TO THE NOTES MAY BE LOWERED OR WITHDRAWN AFTER YOU PURCHASE THE NOTES, WHICH MAY LOWER THE MARKET VALUE OF THE NOTES OR THE LIKELIHOOD OF THEIR REPAYMENT

        The ratings assigned to each class of notes address the likelihood of full and timely payment to you of all payments of interest on each payment date under those classes of notes. The ratings also address the likelihood of ultimate payment of principal on the final maturity date of each class of notes. Any rating agency may lower its rating or withdraw its rating if, in the sole judgement of the rating agency, the credit quality of the notes has declined or is in question. If any rating assigned to the notes is lowered or withdrawn, the market value of the notes may be reduced.

        SUBORDINATION OF OTHER NOTE CLASSES MAY NOT PROTECT YOU FROM ALL RISK OF LOSS

        In respect of each of the class B notes and class C notes, each of the class B notes of each series and the class C notes of each series are subordinated in right of payment of interest to the class A notes of each series. Each of the class C notes of each series are subordinated in right of payment of interest to the class B notes of each series.

        In respect of each of the class A notes, class B notes and class C notes, within each series of notes, the class B notes and the class C notes are subordinated in right of payment of principal to the class A notes. The class C notes are subordinated in right of payment of principal to the class B notes.

        However, the controlled amortization amount payable in respect of each class of notes is determined by a schedule that indicates the target balance for that class of notes on the relevant payment date. You should be aware that not all classes of notes are scheduled to receive payments of principal on each payment date. The controlled amoritization amount payable on some classes of notes is zero, which means that, despite the principal priority of payments described above, lower ranking classes of notes may nevertheless be repaid principal before higher ranking classes of notes. Payments of principal are expected to be made to each class of notes in scheduled amounts up to the amounts set forth in the schedule in the prospectus relating to the notes.

        In respect of each of the class A notes, class B notes and class C notes, there is no assurance that these subordination rules will protect the class A noteholders from all risk of loss or the class B noteholders from all risk of loss. If the losses allocated to the relevant class C notes and the class B notes, as evidenced on each of the class C and class B principal deficiency sub-ledgers, respectively, plus any other debits to each of the class C and class B principal deficiency sub-ledgers, as the case may be, are in an aggregate amount equal to the aggregate outstanding principal balances of the class C notes and the class B notes, then losses on the mortgage loans will thereafter be allocated to the class A notes at which point there will be an asset trigger event. Similarly, if the losses allocated to the class C notes as evidenced on the relevant class C principal deficiency sub-ledger plus any other debits to the class C principal deficiency sub-ledger are in an aggregate amount equal to the aggregate outstanding principal balance of the relevant class C notes, then losses on the mortgage loans will thereafter be allocated to the class B notes.

        PRINCIPAL PAYMENTS ON THE CLASS B NOTES AND THE CLASS C NOTES WILL BE DEFERRED IN CERTAIN CIRCUMSTANCES

        On any payment date, the issuer's obligation to pay principal on the class B notes and the class C notes will be subject to the satisfaction as of the related determination date of the issuer arrears test, the issuer reserve requirement and the subordinated principal test to the extent that any class A notes are outstanding on that date.

        If class A notes are outstanding on that date and any of the above conditions is not satisfied on a payment date then payments of principal which would otherwise have been made to the class B notes and/or the class C notes will not be payable by the issuer on that payment date.

        YOU MAY NOT BE ABLE TO SELL THE NOTES

        There currently is no secondary market for the notes. The underwriter that underwrote the notes expects, but is not obliged, to make a market in those notes. If no secondary market develops, you may not be able to sell the notes prior to maturity. The issuer cannot offer any assurance that a secondary market will develop or, if one does develop, that it will continue.

        YOU MAY BE SUBJECT TO EXCHANGE RATE AND INTEREST RATE RISKS

        Repayments of principal and payments of interest on the series 1 notes will be made in US dollars, but the intercompany loan made by the issuer to Funding and repayments of principal and payments of interest by Funding to the issuer under the intercompany loan will be in sterling.

        To hedge the issuer's currency exchange rate exposure, including any interest rate exposure connected with that currency exposure, the issuer has entered into the dollar currency swaps for the series 1 notes with the applicable dollar currency swap provider (see "The swap agreements - The dollar currency swaps" in the prospectus relating to the notes).

        If the issuer fails to make timely payments of amounts due under a dollar currency swap, then the issuer will have defaulted under that currency swap. A dollar currency swap provider is obliged only to make payments under a dollar currency swap as long as the issuer makes payments under it. If the dollar currency swap provider is not obliged to make payments of, or if it defaults in its obligations to make payments of, amounts in US dollars equal to the full amount to be paid to the issuer on the payment dates under the dollar currency swap (which are the same dates as the payment dates), the issuer will be exposed to changes in US dollar/sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement dollar currency swap is entered into, the issuer may have insufficient funds to make payments due on the notes of any class and any series.

        In addition, some of the mortgage loans carry variable rates of interest, some of the mortgage loans pay interest at a fixed rate or rates of interest and some of the flexible mortgage loans pay interest at variable rates of interest no higher than the rate offered by a basket of UK mortgage lenders or pay interest at a rate which tracks the Bank of England base rate. However, these interest rates on the mortgage loans which will fund the interest payable under the intercompany loan will not necessarily match the floating and/or fixed rates on the notes. If the basis rate swap provider defaults in its obligation to make payments under the basis rate swap, we will be exposed to the variance between the rates of interest payable on the mortgage loans and the rate of interest payable on the notes. Unless a replacement basis rate swap is entered into, we may have insufficient funds to make payments due on the notes of any class and any series.

        TERMINATION PAYMENTS ON THE DOLLAR CURRENCY SWAPS AND THE EURO CURRENCY SWAPS MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO MAKE PAYMENTS ON THE NOTES

        If any of the currency swaps entered into by the issuer terminate, that issuer may be obliged to pay a termination payment to the relevant currency swap provider. The amount of the termination payment will be based on the cost of entering into a replacement currency swap. Under the intercompany loan agreement, Funding is required to pay the issuer an amount equal to any termination payment due by the issuer to the relevant currency swap provider. Funding will also be obliged to pay the issuer any extra amounts which that issuer may be required to pay to enter into a replacement swap.

        The issuer cannot give you any assurance that Funding will have the funds available to make that payment or that the issuer will have sufficient funds available to make any termination payment under any of the swaps entered into by the issuer or to make subsequent payments to you in respect of the relevant series and class of notes. Nor can the issuer give you any assurance that the issuer will be able to enter into a replacement swap, or if one is entered into, that the credit rating of the replacement dollar currency swap provider will be sufficiently high to prevent a downgrading of the then-current ratings by the rating agencies of the notes.

        Except where the relevant currency swap provider has caused the relevant currency swap to terminate by its own default, any termination payment due by the issuer will rank equally with payments due on the notes. Any additional amounts required to be paid by the issuer following termination of the relevant currency swap entered into by the issuer (including any extra costs incurred (for example, from entering into "spot" currency or interest rate swaps) if the issuer cannot immediately enter into a replacement currency swap), will also rank equally with payments due on the notes.

        Therefore, if the issuer is obliged to make a termination payment to the relevant currency rate swap provider or to pay any other additional amount as a result of the termination of the relevant currency swap entered into by the issuer, this may affect the funds which the issuer has available to make payments on the notes of any class and any series.

        IF THE BANK OF ENGLAND BASE RATE FALLS BELOW A CERTAIN LEVEL, THE ISSUER COULD SUFFER A REVENUE SHORTFALL WHICH COULD ADVERSELY AFFECT THE ISSUER'S PAYMENTS ON THE NOTES

        The seller guarantees that for variable rate mortgage loans that are eligible to be charged at the seller's standard variable rate (including fixed rate mortgages which become variable after the fixed period), during the period in which the seller may impose an early repayment charge, the actual gross interest rate that the seller charges will be the lower of:

        (a) the seller's standard variable rate; or

        (b) the Bank of England base rate plus a margin, which is determined by Northern Rock.

        If the Bank of England base rate plus the appropriate margin (as described above) falls to a level below the seller's standard variable rate it is possible that there would be a shortfall of income on the mortgage loans and that, as a result, Funding and/or the issuer would suffer a revenue shortfall.

        IF BORROWERS BECOME ENTITLED TO THE LOYALTY DISCOUNT OFFERED BY THE SELLER, THE ISSUER COULD SUFFER A REVENUE SHORTFALL WHICH COULD ADVERSELY AFFECT THE ISSUER'S PAYMENTS ON THE NOTES

        The seller currently offers a loyalty discount on each mortgage loan (other than a Together mortgage loan, a Together Connections mortgage loan and a CAT standard mortgage loan) which currently provides for a reduction of 0.25% (although the seller may in the future allow for a discount of between 0.25% and 0.75%) of the applicable interest rate on that mortgage loan once the borrower has held that mortgage loan for at least seven years, subject to certain conditions. If the loyalty discount becomes applicable to a significant number of borrowers it is possible that there would be a shortfall of income on the mortgage loans and that, as a result, Funding and/or the issuer would suffer a revenue shortfall.

        THE ISSUER RELIES ON THIRD PARTIES AND YOU MAY BE ADVERSELY AFFECTED IF THEY FAIL TO PERFORM THEIR OBLIGATIONS

        The issuer is a party to contracts with a number of other third parties that have agreed to perform services in relation to the notes. For example, the dollar currency swap provider and the euro currency swap provider have agreed to provide their respective swaps, the corporate services provider has agreed to provide corporate services and the paying agents and the agent bank have agreed to provide payment and calculation services in connection with the notes. In the event that any relevant third party was to fail to perform its obligations under the respective agreements to which it is a party, you may be adversely affected.

        PAYMENTS BY FUNDING TO THIRD PARTIES IN RELATION TO THE PREVIOUS ISSUERS MAY AFFECT PAYMENTS DUE TO US AND ACCORDINGLY OUR ABILITY TO MAKE PAYMENTS ON THE NOTES

        Under the previous intercompany loan agreements, Funding is required to make payments to each previous issuer in respect of that previous issuer's obligations to make payments to the security trustee and its own note trustee, agent bank, paying agents, cash manager, corporate services provider and account bank and to other third parties to whom that previous issuer owes money. These payments, in addition to the payments that we are required to make to our third party creditors, rank in priority to amounts due by Funding to us under the intercompany loan that we may use to make payments under the notes. For further information regarding Funding's payment obligations, see "Cashflows" in the prospectus relating to the notes.

        Funding's obligations to make the third-party payments described above to the previous issuers may affect Funding's ability to make payments to the issuer under the intercompany loan. This in turn may affect the issuer's ability to make payments on the notes.

        EXCESS REVENUE RECEIPTS MAY NOT BE SUFFICIENT TO REPLENISH PRINCIPAL THAT HAS BEEN USED TO PAY INTEREST, WHICH MAY RESULT IN THE NOTES NOT BEING REPAID IN FULL

        If, on any payment date, revenue receipts available to the issuer are insufficient to enable the issuer to pay interest on the notes and the issuer's other expenses ranking in priority to interest due on the notes (the "senior expenses"), then the issuer may use principal receipts from the intercompany loan to make up that revenue shortfall.

        During the term of the relevant transaction, however, it is expected that these principal deficiencies will be recouped from subsequent excess issuer available revenue receipts in respect of the issuer. However, if subsequent excess issuer available revenue receipts in respect of the issuer are insufficient to recoup those principal deficiencies, then you may receive later than anticipated, or you may not receive in full, repayment of the principal amount outstanding on the notes.

        For more information on principal deficiencies, see "Credit structure
- Issuer principal deficiency ledger" in the prospectus relating to the notes.

        THE SELLER SHARE OF THE TRUST PROPERTY DOES NOT PROVIDE CREDIT ENHANCEMENT FOR THE NOTES

        Subject to certain exceptions as described under "The mortgages trust
- Adjustments to trust property" in the prospectus relating to the notes, any losses from mortgage loans included in the trust property will be allocated to Funding and the seller on each distribution date in proportion to the then-current Funding share percentage and the then-current seller share percentage of the trust property.

        The seller share of the trust property does not provide credit enhancement for the Funding share of the trust property. Losses on the mortgage loans in the trust property are generally allocated proportionately between the seller and Funding depending on their respective percentage shares (or, in certain circumstances, their weighted average percentage shares) of the trust property.

        THE ISSUER WILL ONLY HAVE RECOURSE TO THE SELLER IF THERE IS A BREACH OF WARRANTY BY THE SELLER, AND OTHERWISE THE SELLER'S ASSETS WILL NOT BE AVAILABLE TO THE ISSUER AS A SOURCE OF FUNDS TO MAKE PAYMENTS ON THE NOTES

        After an intercompany loan enforcement notice under the intercompany loan, any previous intercompany loan or any new intercompany loan is given (as described in "Security for Funding's obligations" in the prospectus relating to the notes), the security trustee may sell the Funding share of the trust property. There is no assurance that a buyer would be found or that such a sale would realize enough money to repay amounts due and payable under the intercompany loan agreement, the previous intercompany loan agreements and any new intercompany loan agreements.

        The issuer will not, and Funding and the mortgages trustee will not, have any recourse to the seller of the mortgage loans, other than in respect of a breach of warranty under the mortgage sale agreement.

        The issuer will not, and the mortgages trustee, Funding and the security trustee will not, undertake any investigations, searches or other actions on any mortgage loan or its related security and the issuer and each of them will rely instead on the warranties given in the mortgage sale agreement by the seller.

        If any of the warranties made by the seller is materially untrue on the date on which the relevant mortgage loan is assigned to the mortgages trustee, then, in the first instance, the seller will be required to remedy the breach within 28 days of the seller becoming aware of the same or of receipt by it of a notice from the mortgages trustee.

        If the seller fails to remedy the breach within 28 days, then the seller will be required to repurchase the mortgage loan or mortgage loans and their related security at their current balance as of the date of completion of such repurchase together with all interest (whether due or accrued but not due) and arrears of interest payable thereon to the date of repurchase. There can be no assurance that the seller will have the financial resources to repurchase the mortgage loan or mortgage loans and their related security. However, if the seller does not repurchase those mortgage loans and their related security when required, then the seller share of the trust property will be deemed to be reduced by an amount equal to the principal amount outstanding of those mortgage loans together with any arrears of interest and accrued and unpaid interest and expenses.

        Other than as described here, none of the mortgages trustee, Funding, you or the issuer, the holders of the previous notes or the previous issuers will have any recourse to the assets of the seller.

        THERE CAN BE NO ASSURANCE THAT A BORROWER WILL REPAY PRINCIPAL AT THE END OF THE TERM ON AN INTEREST-ONLY LOAN (WITH OR WITHOUT A CAPITAL REPAYMENT VEHICLE) OR A COMBINATION LOAN

        Each mortgage loan in the mortgage portfolio is advanced on one of the following bases:

        o Repayment basis, with principal and interest repaid on a monthly basis through the mortgage term; or

        o An interest-only basis with or without a capital repayment vehicle; or

        o A combination basis, that is, a combination of the repayment and interest-only arrangements where only part of the principal will be repaid by way of monthly payments.

        Neither the interest-only mortgage loans nor the interest-only portion of any combination mortgage loan includes scheduled amortization of principal. Instead the principal must be repaid by the borrower in a lump sum at maturity of the mortgage loan.

        For interest-only mortgage loans with a capital repayment vehicle or a combination loan with a capital repayment vehicle the borrower is recommended to put in place an investment plan or other repayment mechanism forecast to provide sufficient funds to repay the principal due at the end of the term.

        The ability of a borrower to repay the principal on an interest-only mortgage loan or the final payment of principal on a combination mortgage loan at maturity depends on such borrower's responsibility to ensure that sufficient funds are available from an investment plan or another source, such as ISAs, pension policies, personal equity plans or endowment policies, as well as the financial condition of the borrower, tax laws and general economic conditions at the time. However, there can be no assurance that there will be sufficient funds from any investment plan to repay the principal or (in the case of a combination loan) the part of the principal that it is designed to cover.

        The seller does not (and in certain circumstances cannot) take security over investment plans. Consequently, in the case of a borrower in poor financial condition the investment plan will be an asset available to meet the claims of other creditors. The seller also recommends the borrower to take out term life insurance cover in relation to the mortgage loan, although the seller again does not take security over such policies.

        In the case of interest-only mortgage loans, there can be no assurance that the borrower will have the funds required to repay the principal at the end of the term. If a borrower cannot repay the mortgage loan and a loss occurs on the mortgage loan, then this may affect payments on the notes if that loss cannot be cured by the application of excess issuer available revenue receipts.

        THERE MAY BE RISKS ASSOCIATED WITH THE FACT THAT THE MORTGAGES TRUSTEE HAS NO LEGAL TITLE TO THE MORTGAGE LOANS AND THEIR RELATED SECURITY WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES

        The assignment by the seller to the mortgages trustee of the benefit of the mortgage loans and their related security takes effect in equity only. This means that legal title to the mortgage loans and their related security in the trust property remains with the seller, but the mortgages trustee has all the other rights and benefits relating to ownership of each mortgage loan and its related security (which rights and benefits are subject to the trust in favor of the beneficiaries). The mortgages trustee has the right to demand the seller to give it legal title to the mortgage loans and the related security in the circumstances described in "Assignment of the mortgage loans and their related security - Transfer of legal title to the mortgages trustee" in the prospectus relating to the notes and until then the mortgages trustee will not apply to H.M. Land Registry or the H.M. Land Charges Registry to register or record its equitable interest in the mortgages. In addition, except in the limited circumstances set out in "Assignment of the mortgage loans and related security - Transfer of legal title to the mortgages trustee" in the prospectus relating to the notes, the seller will not give notice of the assignment of the mortgage loans and related security to any borrower.

        At any time during which the mortgages trustee does not hold the legal title to the mortgage loans and their related security or has not notified its interest in the mortgage loans and their related security to the borrowers, there are risks, as follows:

        o firstly, if the seller wrongly sold to another person a mortgage loan and that mortgage loan has already been assigned to the mortgages trustee, and that person acted in good faith and did not have notice of the interests of the mortgages trustee or the beneficiaries in the mortgage loan and that person notified the borrower of that sale to it of the mortgage loan and its related security or registered its interest in that mortgage, then she or he might obtain good title to the mortgage loan, free from the interests of the mortgages trustee and the beneficiaries. If this occurred then the mortgages trustee would not have good title to the affected mortgage loan and its related security and it would not be entitled to payments by a borrower in respect of such a mortgage loan. This may affect the issuer's ability to repay the notes;

        o secondly, the rights of the mortgages trustee and the beneficiaries may be subject to the rights of the borrowers against the seller, such as the rights of set-off (see in particular "- There are risks in relation to flexible mortgage loans which may adversely affect the funds available to pay the notes" in this Annual Report) which occur in relation to transactions or deposits made between certain borrowers and the seller and the rights of borrowers to redeem their mortgages by repaying the mortgage loan directly to the seller. If these rights were exercised, the mortgages trustee may receive less money than anticipated from the mortgage loans, which may affect the issuer's ability to repay the notes; and

        o finally, the mortgages trustee would not be able to enforce any borrower's obligations under a mortgage loan or mortgage itself but would have to join the seller as a party to any legal proceedings.

        However, once notice has been given to a borrower of the transfer of the related mortgage loan and its related security to the mortgages trustee, any independent set-off rights which that borrower has against the seller will crystallize, further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under transaction set-off (which are set-off claims arising out of a transaction connected with the mortgage loan) will not be affected by that notice.

        Additionally, if a borrower exercises any set-off rights then an amount equal to the amount set off will reduce the total amount of the seller share of the trust property only. For more information on the risks of transaction set-off, see "- There are risks in relation to flexible mortgage loans which may adversely affect the funds available to pay the notes" in this Annual Report.

        THERE ARE RISKS IN RELATION TO FLEXIBLE MORTGAGE LOANS WHICH MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO PAY THE NOTES

        As described in "- There may be risks associated with the fact that the mortgages trustee has no legal title to the mortgage loans and their related security, which may adversely affect payments on the notes" in this Annual Report, the seller has made (in respect of the mortgage portfolio) and will make (in respect of any new mortgage portfolio) an equitable assignment of the relevant mortgage loans and mortgages to the mortgages trustee, with legal title being retained by the seller. Therefore, the rights of the mortgages trustee may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the assignment of the mortgage loans and the mortgages. Such set-off rights may occur if the seller fails to advance a cash re-draw to a borrower under a flexible mortgage loan when the borrower is entitled to such cash re-draw.

        If the seller fails to advance the cash re-draw in accordance with the relevant mortgage loan, then the relevant borrower may set off any damages claim arising from the seller's breach of contract against the seller's (and, as equitable assignee of the mortgage loans and the mortgages, the mortgages trustee's) claim for payment of principal and/or interest under the mortgage loan as and when it becomes due. Such set-off claims will constitute transaction set-off as described in the immediately preceding risk factor.

        The amount of the claim in respect of a cash re-draw will, in many cases, be the cost to the borrower of finding an alternative source of funds. The borrower may obtain a mortgage loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative mortgage loan, he or she may have a claim in respect of other losses arising from the seller's breach of contract where there are special circumstances communicated by the borrower to the seller at the time the borrower entered into the mortgage or which otherwise were reasonably foreseeable.

        A borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim. In that case, the administrator will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgement is obtained.

        The exercise of set-off rights by borrowers would reduce the incoming cash flow to the mortgages trustee during such exercise. However, the amounts set off will be applied to reduce the seller share of the trust property only.

        Further, there may be circumstances in which:

        o a borrower may seek to argue that certain re-draws are unenforceable by virtue of non-compliance with the Consumer Credit Act 1974; or

        o certain re-draws may rank behind liens created by a borrower after the date upon which the borrower entered into its mortgage with the seller.

        The minimum seller share has been sized in an amount expected to cover these risks, although there is no assurance that it will. If the minimum seller share is not sufficient in this respect then there is a risk that you may not receive all amounts due on the notes or that payments may not be made when due.

        In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on the harmonisation of the laws, regulations and administrative provisions of the member states concerning credit for consumers and surety agreements entered into by consumers. In its current form, the proposal requires specified requirements to be met and restrictions observed in respect of certain mortgage loan products, including flexible mortgage loans, repayment mortgages and further advances. If the proposal comes into force in its current form, mortgage loans which do not comply with these requirements and restrictions may be subject to penalties, potentially including loss of interest and charges by the mortgagee coupled with continuation of the right of repayment in installments by the borrower. Significantly, the proposal provides that it does not apply retrospectively (subject to certain exceptions including in respect of new drawings or further advances made in respect of existing agreements) and does not apply to residential mortgage loans except those which include an equity release component. The proposal is unlikely to come into force before 2006 as the co-decision procedure of the European Parliament and of the Commission, from the publication of the proposal to the coming into force of the new consumer credit directive is likely to take at least two years and member states will then have a further two years in which to bring national implementing legislation regulations and administrative provisions into force. The Department of Trade and Industry is currently in consultation with consumer and industry organizations in relation to this proposal. As a result, the effect of the ultimately implemented directive on our ability to make payments when due on the notes cannot be fully determined at this stage.

        IF THE ADMINISTRATOR IS REMOVED, THERE IS NO GUARANTEE THAT A SUBSTITUTE ADMINISTRATOR WOULD BE FOUND, WHICH COULD DELAY COLLECTION OF PAYMENTS ON THE MORTGAGE LOANS AND ULTIMATELY COULD ADVERSELY AFFECT PAYMENTS ON THE NOTES

        The seller has been appointed by the mortgages trustee and the beneficiaries as administrator to service the mortgage loans. If the administrator breaches the terms of the administration agreement, then the mortgages trustee, Funding and the security trustee will be entitled to terminate the appointment of the administrator and to appoint a substitute administrator.

        There can be no assurance that a substitute administrator would be found who would be willing and able to service the mortgage loans on the terms of the administration agreement. In addition, as described under the third risk factor immediately succeeding this risk factor, any substitute administrator may be required to be authorized under The Financial Services and Markets Act 2000 once mortgage lending becomes a regulated activity. The ability of a substitute administrator fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute administrator may affect payments on the mortgage loans and hence the issuer's ability to make payments when due on the notes.

        You should note that the administrator has no obligation itself to advance payments that borrowers fail to make in a timely fashion.

        THE MORTGAGES TRUSTEE MAY NOT RECEIVE THE BENEFIT OF CLAIMS MADE ON THE BUILDINGS INSURANCE WHICH COULD ADVERSELY AFFECT PAYMENTS ON THE NOTES

        The practice of the seller in relation to buildings insurance is described under "The mortgage loans - Insurance policies" in the prospectus relating to the notes. As described in that section, the issuer cannot provide assurance that the mortgages trustee will always receive the benefit of any claims made under any applicable insurance contracts or that the amount received in the case of a successful claim will be sufficient to reinstate the property. This could reduce the principal receipts received by Funding according to the Funding share and could adversely affect the issuer's ability to make payments on the notes. You should note that buildings insurance is normally renewed annually.

        THE MORTGAGES TRUSTEE IS NOT REQUIRED TO MAINTAIN MORTGAGE INDEMNITY INSURANCE WITH THE INSURER, AND THE SELLER IS NOT REQUIRED TO MAINTAIN THE CURRENT LEVEL OF MORTGAGE INDEMNITY INSURANCE COVERAGE FOR NEW MORTGAGE LOANS THAT IT ORIGINATES IN THE FUTURE, WHICH MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO PAY THE NOTES

        The mortgages trustee is not required to maintain a mortgage indemnity policy with the insurer. The mortgages trustee has the discretion to contract for mortgage indemnity guarantee protection from any insurer then providing mortgage indemnity insurance policies or not at all, subject to prior agreement with the rating agencies and their confirmation that this will not affect the then-current ratings of the notes.

        In addition, the seller is not required to maintain the same level of coverage under mortgage indemnity insurance policies for mortgage loans that it may originate in the future and assign to the mortgages trust. See "The mortgage loans - Insurance Policies - MIG Policies" in the prospectus relating to the notes.

        POSSIBLE REGULATORY CHANGES BY THE OFFICE OF FAIR TRADING AND THE FINANCIAL SERVICES AUTHORITY MAY HAVE AN IMPACT ON THE SELLER, THE ISSUER AND/OR THE MORTGAGE LOANS AND MAY ADVERSELY AFFECT THE ISSUER'S ABILITY TO MAKE PAYMENTS WHEN DUE ON THE NOTES

        In the United Kingdom, the Office of Fair Trading (the "OFT") is responsible for the issue of licenses under and the enforcement of the Consumer Credit Act 1974, related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the mortgage market in the United Kingdom.

        It is currently expected that mortgage lending in the United Kingdom will become a regulated activity under The Financial Services and Markets Act 2000 ("FSMA"). Although the date for implementation of a scheme to regulate mortgage related activities ("N3") had initially been August 2002, announcements by H.M. Treasury in December 2001 that the Financial Services Authority ("FSA") will also be responsible for the regulation of mortgage sales (including advising and arranging mortgages) has delayed N3. Under a revised timetable published by the FSA, N3 is now anticipated to be mid-2004.

        The first draft of the Mortgage Sourcebook, which ultimately will set specific rules for mortgage lending, was issued by the FSA in June 2001. The consultation period for the Mortgage Sourcebook ended on September 14, 2001. In August 2002, the FSA published its feedback on the Mortgage Sourcebook, which includes its "near final" rules on mortgage lending and administration. These rules cover start of contract disclosures, post-sale disclosures (annual statements), rules on contract changes and arrears and repossessions. Simultaneously, the FSA published its first consultative paper on the FSA's approach to regulating mortgage sales, which sets out for comment key elements of the FSA's proposals for regulating mortgage sales and variations (such as further advances). The closing date for comments on this consultation was November 11, 2002. In March 2003, the FSA published a consultation paper covering the changes the FSA is proposing to make to the FSA Handbook relating to the prudential and authorization requirements for regulated mortgage activities. The deadline for response to this consultation was June 13, 2003. The FSA is expected to consult further in the second quarter of 2003 on conduct of business rules, with a view to publishing final rules in the second half of 2003.

        In addition, H.M. Treasury published on February 28, 2002 a paper seeking comments upon the implementation of the FSA regulation of mortgage sale activities. The comment period for this paper ended on April 30, 2002. In August 2002, H.M. Treasury published "final" versions of statutory instruments amending, inter alia, the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001, the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 and the Financial Services and Markets Act 2000 (Misleading Statements and Practices) Order 2001 implementing the new regulatory regime for mortgage related activities.

        When mortgage lending becomes a regulated activity after N3, persons carrying on any specified mortgage-related activity by way of business will ordinarily need to be authorized by the FSA under the FSMA. The specified activities currently are (a) entering into a regulated mortgage contract as lender, (b) administering a regulated mortgage contract (administrating in this context means notifying borrowers of changes in mortgage payments and/or collecting payments due under the mortgage loan) and (c) advising on and arranging mortgage contracts. Agreeing to carry on any of these activities will also be a regulated activity. If requirements as to lenders, relevant brokers, advertising and the authorization of originators are not complied with, that contract may be unenforceable in whole or in part against the borrower.

        An unauthorized person who administers a regulated mortgage contract entered into after N3 may commit an offense, although this will not render the contract unenforceable against the borrower. An unauthorized person may arrange for an authorized person to administer mortgage contracts but if that arrangement comes to an end, that unauthorized person may commit an offense if it administers the mortgage contracts for more than one month after the arrangement comes to an end.

        The regime under the FSMA regulating financial promotion will cover the content and manner of promotion of regulated mortgage products, and by whom such promotion can be issued or approved.

        Authorized persons engaged in relevant specified activities relating to regulated mortgage contracts will be obliged to comply with the rules contained in the final Mortgage Sourcebook when it is published by the FSA. The exact form of these is not yet certain but they are likely to include detailed requirements as to the standardized disclosure of information to customers (before selling a mortgage, on the issue of a mortgage offer and throughout the term of a mortgage) and the manner in which regulated mortgage contracts are promoted, originated and administered, including the sale, transfer or securitization of mortgage contracts. They are also likely to impose capital and/or credit rating requirements both on administrators of regulated mortgage contracts and on any person on whose behalf any regulated mortgage contract is administered. In addition, the new regulations could affect the seller's ability to contribute or withdraw mortgage loans from the mortgage portfolio.

        Currently in the United Kingdom, self-regulation of mortgage business is under the Mortgage Code (the "CML Code") issued by the Council of Mortgage Lenders (the "CML"). The seller currently subscribes to the CML Code. Membership of the CML and compliance with the CML Code are voluntary. The CML Code sets out a minimum standard of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties. Since April 30, 1998, lender-subscribers to the CML Code may not accept mortgage business introduced by intermediaries who are not registered with (before November 1, 2000) the Mortgage Code Register of Intermediaries or (on and after November 1, 2000) the Mortgage Code Compliance Board.

        In March, 2001, the European Commission published a Recommendation to member states urging their lenders to subscribe to the code issued by the European Mortgage Federation. On July 26, 2001 the CML decided to subscribe to the code collectively on behalf of its members. Lenders had until September 30, 2002 to implement the code, an important element of which is provision to consumers of a "European Standardised Information Sheet" (an "ESIS") similar to the pre-application illustration proposed by the FSA. Following postponement of the regulation by the FSA of mortgage business, UK lenders generally cannot begin to provide ESISs to consumers until N3. The CML has discussed this with the European Commission and the European Mortgage Federation. While compliance with the code is voluntary, if the code is not effective, the European Commission is likely to see further pressure from consumer bodies to issue a Directive on mortgages.

        No assurance can be given that additional regulations from the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller's particular sector in that market or specifically in relation to the seller. Any such action or developments, in particular, but not limited to, the cost of compliance, may have a material adverse effect on the seller, the issuer and/or the servicer and their respective businesses and operations. This may adversely affect the issuer's ability to make payments in full when due on the notes.

        REGULATIONS IN THE UNITED KINGDOM COULD LEAD TO SOME TERMS OF THE MORTGAGE LOANS BEING UNENFORCEABLE, WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES

        In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1994 apply to all of the mortgage loans that were entered into between July 1, 1995 and October 1, 1999, and the Unfair Terms in Consumer Contracts Regulations 1999 ("UTCCR") apply to all of the mortgage loans that have been entered into since October 1, 1999. These regulations generally provide that:

        o a borrower may challenge a term in an agreement on the basis that it is an "unfair" term within the regulations and therefore not binding on the borrower; and

        o the Director General of Fair Trading (as head of the OFT) and any "qualifying body" (as defined in the regulations) may seek to prevent a business from relying on unfair terms.

        This will not generally affect "core terms" which set out the main subject matter of the contract, such as the borrower's obligation to repay principal. However, it may affect terms that are not considered to be core terms, such as the right of the lender to vary the interest rate. For example, if a term permitting a lender to vary the interest rate is found to be unfair, the borrower will not be liable to pay the increased rate or, to the extent that she or he has paid it, will be able, as against the lender or the mortgages trustee, to claim repayment of the extra interest amounts paid or to set off the amount of such claim against the amount owing by the borrower under the mortgage loan. Any such non-recovery, claim or set-off ultimately may adversely affect the issuer's ability to make payments on the notes such that the payments on the notes could be reduced or delayed.

        On February 24, 2000, the OFT issued a guidance note on what the OFT considers to be fair and unfair terms for interest variation in mortgage contracts. Where the interest variation term does not provide for precise and immediate tracking of an external rate outside the lender's control, and if the borrower is locked-in by an early repayment charge that is considered to be a penalty, the term is likely to be regarded as unfair under the UTCCR unless the lender (i) notifies the borrower in writing at least 30 days before the rate change and (ii) permits the borrower to repay the whole loan during the next three months after the rate change, without paying the early repayment charge. The seller has reviewed the guidance note and has concluded that its compliance with it will have no material adverse effect on the mortgage loans or its business. The guidance note has been withdrawn from the OFT website and is currently under review by the OFT and the FSA, but there is no indication as to when this review is likely to be conducted or what changes, if any may arise from it. In August 2002 the Law Commission for England and Wales and the Scottish Law Commission published a Joint Consultation Paper proposing changes to the UTCCR, including harmonizing provisions of the UTCCR and the Unfair Contract Terms Act 1977, applying the UTCCR to business-to-business contracts and revising the UTCCR to make it "clearer and more accessible". The closing date for comments on this consultation was November 8, 2002 and a final report (together with a Bill) is expected by 2004. No assurances can be given that changes to the UTCCR, if implemented, will not have an adverse effect on the seller, the issuer and/or the administrator.

        THE MORTGAGES TRUSTEE'S ENTITLEMENT TO BE INDEMNIFIED FOR LIABILITIES UNDERTAKEN DURING THE ENFORCEMENT PROCESS MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO FUNDING TO PAY AMOUNTS DUE UNDER THE INTERCOMPANY LOAN, WHICH MAY IN TURN ADVERSELY AFFECT THE FUNDS AVAILABLE TO PAY THE NOTES

        In order to enforce a power of sale in respect of a mortgaged property, the relevant mortgagee (which may be Northern Rock, the mortgages trustee or any receiver appointed by the security trustee) must first obtain possession of the mortgaged property unless the property is vacant. Possession is usually obtained by way of a court order although this can be a lengthy process and the mortgagee must assume certain risks. Each of the mortgages trustee and the security trustee and any receiver appointed by it is entitled to be indemnified to its satisfaction against personal liabilities which it could incur if it were to become a mortgagee in possession before it is obliged to seek possession, provided that it is always understood that the security trustee is never obliged to enter into possession of the mortgaged property.

        PROPOSALS FOR A NEW WITHHOLDING TAX DIRECTIVE IN THE EUROPEAN UNION MAY, IF APPROVED, PREVENT YOU FROM RECEIVING INTEREST ON THE NOTES IN FULL

        On March 19, 2003, the EU Council of Economic and Finance Ministers discussed the adoption of a new directive regarding the taxation of savings income. It is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg will instead operate a withholding tax system for a transitional period in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange within certain other countries). Additionally, it was agreed by the EU Council of Economic and Finance Ministers that the adoption of the proposals by the European Union would require certain other non-member state countries to adopt a similar system of withholding tax on such payments. The proposed directive, which is proposed to come into force on 1 January 2005, is not yet final, and may be subject to further amendment and/or clarification. If any Member State through which a payment of interest on the notes is made or collected opts for a withholding system, this may prevent you from receiving interest on the notes in full.

        TAX PAYABLE BY FUNDING AND THE ISSUER MAY ADVERSELY AFFECT THE ISSUER'S ABILITY TO MAKE PAYMENTS ON THE NOTES

        As explained in "Material United Kingdom tax consequences", Funding and the issuer will generally be subject to UK corporation tax, currently at a rate of 30%, on the profit reflected in their respective profit and loss accounts as increased by the amount of any expenses or losses which are not deductible for the purposes of UK corporation tax. If the tax payable by Funding or the issuer is greater than expected because, for example, expenses or losses which are not so deductible are greater than expected, the funds available to make payments on the notes could be materially reduced and this could have a material adverse effect on the issuer's ability to make payments on the notes.

        IF THE UNITED KINGDOM JOINS THE EUROPEAN MONETARY UNION PRIOR TO THE MATURITY OF THE NOTES, THE ISSUER CANNOT ASSURE YOU THAT THIS WOULD NOT ADVERSELY AFFECT PAYMENTS ON THE NOTES

        It is possible that prior to the maturity of the notes the United Kingdom may become a participating member state in the European economic and monetary union and the euro may become the lawful currency of the United Kingdom. In that event, (a) all amounts payable in respect of any notes denominated in pounds sterling may become payable in euro; (b) applicable provisions of law may allow or require the issuer to re-denominate such notes into euro and take additional measures in respect of such notes; and (c) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in pounds sterling used to determine the rates of interest on such notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment which could adversely affect a borrower's ability to repay its loan as well as adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom will have on investors in the notes.

        CHANGES OF LAW MAY ADVERSELY AFFECT YOUR INTERESTS

        The structure of the issue of the notes and the ratings which are to be assigned to them are based on English law in effect as at the date of the prospectus relating to the notes. The issuer cannot provide assurance as to the impact of any possible change to English law or administrative practice in the United Kingdom after the date of this Annual Report. In particular, you should note that significant changes to the English insolvency regime have recently been enacted, although not all these provisions have yet been brought into effect. This includes the Insolvency Act 2000, and in particular, the exception of the moratorium provisions (as described below), which came into force in January 2003. The Insolvency Act 2000 allows certain "small" companies (which are defined by reference to certain tests relating to a company's balance sheet, turnover and average number of employees) to seek protection from their creditors for a period of 28 days for the purpose of putting together a company voluntary arrangement with the option for the creditors to extend the moratorium for a further two months. The position as to whether or not a company is a "small" company may change from period to period and consequently no assurance can be given that the issuer, the mortgages trustee or Funding will, at any given time, be determined to be a "small" company. The Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for "small" companies and can make different provisions for different cases. In this respect, the Government White Paper, "Modernising Company Law," issued on July 16, 2002, included a proposal to increase the limits for the definition of a small company to the EU maximum ((pound)2.8 million turnover, (pound)1.4 million balance sheet total, 50 employees). No assurance can be given that any such modification or different provisions will not be detrimental to the interests of investors. The Government has published a Regulation (the Insolvency Act 1986 (Amendment) (No.3) Regulations 2002) (the "Regulation") which excludes certain companies from the optional moratorium provisions. A company will be excluded from the optional moratorium provisions if (a) it is party to an agreement which is or forms part of a capital market arrangement (as defined in the Regulation), it incurs or is expected to incur a debt of at least (pound)10 million under the arrangement and the arrangement involves the issue of a capital market investment (as defined in the Regulation) or (b) it incurs a liability (which is broadly defined) under an agreement of at least (pound)10 million.

        In addition, on November 7, 2002, the Enterprise Act (the "Act") received Royal Assent. This legislation contains significant reforms of personal and corporate insolvency law. These reforms, which we expect to be brought into force in June or July 2003, will restrict the right of the holder of a floating charge to appoint an administrative receiver and instead give primacy to collective insolvency procedures and in particular administration. The Government's aim is that, rather than having primary regard to the interests of secured creditors, any insolvency official should have regard to the interests of all creditors, both secured and unsecured, and the primary emphasis will be on rescuing the company. Presently, the holder of a floating charge over the whole or substantially the whole of the assets of a company has the ability to block the appointment of an administrator by appointing an administrative receiver, who primarily acts in the interests of the floating charge holder, though there are residual duties to the company and others interested in the equity of redemption.

        The Act states that the holder of a valid and enforceable floating charge over the whole or substantially the whole of a company's property will be able to appoint an administrator of his choice, and that (if no winding-up order had been made or provisional liquidator appointed) such appointment can be made without going to court. However, the administrator will be acting for the creditors generally and not just his appointor.

        Directors of companies will also be able to use the out of court route to place the company in administration. There will be a notice period during which the holder of the floating charge can either agree to the proposed appointment by the directors or appoint an alternative administrator, although the moratorium will take effect immediately after notice was given. If the floating charge holder does not respond to the notice of intention to appoint, the company's appointee will automatically take office after the notice period has elapsed.

        The Act states that the purpose of administration will be to rescue the company, or, where that is not reasonably practicable, to achieve a better result for the company's creditors as a whole than would be likely if the company were wound up, or, where neither of the above purposes are reasonably practicable, to realize property in order to make a distribution to one or more secured or preferential creditors. These purposes could conflict with the wishes or interests of noteholders. Nevertheless, the Act makes it clear that the administrators' statement of proposals cannot include an action that affects the right of a secured creditor to enforce his security.

        In a press notice issued by the Department of Trade and Industry on November 9, 2001, the Secretary of State for Trade and Industry confirmed that the Government's proposed abolition of administrative receivership would not apply to corporate lending agreements pre-dating the commencement of the relevant provisions, and that the current insolvency law provisions would continue to apply to such lending agreements supported by a floating charge. A "reassurance" was given that the Act would not apply retrospectively while the Act was at the committee stage in the House of Commons. Therefore, if the security granted by the issuer and Funding is created before the relevant provisions of the Act come into force, the new provisions should not prevent administrative receivers being appointed under the security.

        The Act also provides that the abolition of administrative receivership will not extend to certain capital market arrangements. The current wording of the relevant exemption provides that, in broad terms, to fall within this exemption, the arrangement must involve a party incurring or expecting to incur a debt of at least (pound)50 million (or, when the agreement was entered into, it was expected to incur a debt of at least (pound)50 million) and the issue of a capital market investment that is rated, listed or traded or designed to be rated, listed or traded. The current wording provides that an arrangement is a "capital market arrangement" if (a) it involves a grant of security to a person holding it as a trustee for a person who holds a capital market investment issued by a party to the arrangement; or (b) at least one party guarantees the performance of obligations of another party; or (c) at least one party provides security in respect of the performance of obligations of another party; or (d) the arrangement involves an investment of a kind described in articles 83 to 85 of the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (options, futures and contracts for differences). The Secretary of State for Trade and Industry is given the power to modify the exceptions by secondary legislation and the Government has indicated that changes will be made to the capital market exception before the Act comes into force.

        As the Government has indicated that the changes to be brought about by the Act will not affect security created before the relevant provisions of the Act come into force, the Act should not affect the ability of the security trustee to enforce the security granted by each issuer and Funding and the remedies available to it in enforcing the security, as such security was created before the date the relevant provisions of the Act were brought into force. However, as the Act does not expressly state that the existing administrative receivership regime will be available in respect of security created before the relevant provisions come into force, no assurance can be given as to whether the Act could have a detrimental effect on the transactions described in the prospectus relating to the notes or on the interests of noteholders.

        YOUR INTERESTS MAY BE ADVERSELY AFFECTED BY A CHANGE OF LAW IN RELATION TO UK WITHHOLDING TAX

        In the event that amounts due under the notes are subject to withholding tax, the issuer will not be obliged to pay additional amounts in relation thereto. The applicability of any UK withholding tax under current English law is discussed under "Material United Kingdom tax consequences" in the prospectus relating to the notes.

        PROPOSED CHANGES TO THE BASEL CAPITAL ACCORD AND THE RISK WEIGHTED ASSET FRAMEWORK MAY RESULT IN CHANGES TO THE RISK-WEIGHTING OF THE NOTES

        The Basel Committee on Banking Supervision has issued proposals for reform of the 1988 Capital Accord and has proposed a framework which places enhanced emphasis on market discipline. The consultation period on the initial proposals ended in March 2000 and the Committee published its second consultation document, the "New Basel Capital Accord", on January 16, 2001. The consultation period on the further proposals contained in the New Basel Capital Accord ended on May 31, 2001. Although the Basel Committee had announced previously that it would release a revised proposal in early 2002, this has now been delayed pending the completion of a review assessing the overall impact of the proposals on banks and the banking system. On October 1, 2002, the Basel Committee launched a comprehensive field test for banks of its revised proposals known as the quantitative impact study, or QIS3, which is focussed on the minimum capital requirements under pillar one of the New Basel Capital Accord. The survey period ended on December 20, 2002. It is anticipated that the revised proposals will be issued for public comment in the second quarter of 2003. The Committee intends to finalize the New Basel Capital Accord in the fourth quarter of 2003, allowing for implementation of the new framework in each country at year end 2006. If adopted in their current form, the proposals could affect risk weighting of the notes in respect of certain investors if those investors are regulated in a manner which will be affected by the proposals. Consequently, you should consult your own advisers as to the consequences to and effect on you of the potential application of the New Basel Capital Accord proposals. The issuer cannot predict the precise effects of potential changes which might result if the proposals were adopted in their current form.

        YOU WILL NOT RECEIVE PHYSICAL NOTES, WHICH MAY CAUSE DELAYS IN DISTRIBUTIONS AND HAMPER YOUR ABILITY TO PLEDGE OR RESELL THE NOTES

        Unless the global note certificates are exchanged for individual note certificates, which will only occur under a limited set of circumstances, your beneficial ownership of the notes will only be registered in book-entry form with DTC, Euroclear or Clearstream, Luxembourg. The lack of physical notes could, among other things:

        o result in payment delays on the notes because the issuer will be sending distributions on the notes to DTC instead of directly to you;

        o make it difficult for you to pledge or otherwise grant security over the notes if physical notes are required by the party demanding the pledge or other security; and

        o hinder your ability to resell the notes because some investors may be unwilling to buy notes that are not in physical form.

        IF YOU HAVE A CLAIM AGAINST THE ISSUER OF THE NOTES HELD BY YOU, IT MAY BE NECESSARY FOR YOU TO BRING SUIT AGAINST THE ISSUER IN ENGLAND TO ENFORCE YOUR RIGHTS

        The issuer has agreed to submit to the non-exclusive jurisdiction of the courts of England, and it may be necessary for you to bring a suit in England to enforce your rights against the issuer.

ITEM 4.  INFORMATION ON THE COMPANY

        A.      History and development of the company.

        The issuer
        ----------

        The issuer was incorporated in England and Wales as a public company limited by shares under the Companies Act 1985 on July 11, 2002 with registered number 4482804. The registered office of the issuer is at Fifth Floor, 100 Wood Street, London EC2V 7EX, England. The issuer issued the notes on September 23, 2002. Information concerning the notes can be found in the various filings made by the issuer with the SEC on Form 6-K listed in Item 3, Sub-part A above, which have been incorporated herein by reference and are attached hereto as exhibits.

        Funding
        -------

        Funding was incorporated as a private limited company in Jersey, Channel Islands on February 14, 2001 with registered number 79308. The registered office of Funding is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. Funding has been registered, under Schedule 21A to the Companies Act 1985, as having established a branch in England and Wales on February 19, 2001. Its registered overseas company number is FC022999 and branch number is BR005916. The branch address is at 4 Royal Mint Court, London EC3N4HJ. Funding entered into the intercompany loan agreement with the issuer on September 23, 2002.

        The mortgages trustee
        ---------------------

        The mortgages trustee was incorporated as a private limited company in Jersey, Channel Islands on February 14, 2001 with registered number 79309. The registered office of the mortgages trustee is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

        B.      Business overview.

        The issuer
        ----------

        The issuer is mostly passive. The issuer's activities principally comprise the issue of the notes, the making of the intercompany loan to Funding pursuant to the intercompany loan agreement, the entering into all documents relating to such issue and such intercompany loan to which it is expressed to be a party and the exercise of related rights and powers and other activities referred to in the prospectus relating to the notes or reasonably incidental to those activities.

        Funding
        -------

        Funding is mostly passive. Funding's activities principally comprise the establishment of new issuers, the entering into the first issuer intercompany loan agreement with the first issuer, the entering into the second issuer intercompany loan agreement with the second issuer, the entering into the third issuer intercompany loan agreement with the third issuer, the entering into the intercompany loan agreement with the issuer, the entering into an intercompany loan agreement (the "fifth issuer intercompany loan agreement") with Granite Mortgages 03-1 plc (the "fifth issuer"), the entering into an intercompany loan agreement (the "sixth issuer intercompany loan agreement") with Granite Mortgages 03-2 plc (the "sixth issuer"), the entering into new intercompany loan agreements with any new issuers, the entering into all documents relating to the establishment of new issuers and relating to the intercompany loans made by the previous issuers, the issuer and any new issuer to which it is expressed to be a party and the exercise of related rights and powers and other activities referred to in the prospectus relating to the notes (such prospectus contained in the Granite Mortgages 02-2 plc Registration Statement, applying for a standard license under the Consumer Act 1974, applying for registration under the Data Protection Acts 1984 and 1998 and other matters which are incidental or ancillary to those activities.

        The mortgages trustee
        ---------------------

        The mortgages trustee is mostly passive. The mortgages trustee's activities principally comprise those activities incidental to the settlement of the trust property on the mortgages trustee, the holding of the trust property on trust for the seller and Funding under the terms of the mortgages trust deed, the authorization of the transaction documents to which it is a party relating to the previous notes, the notes and the notes issued by the fifth issuer and the sixth issuer, applying for a standard license under the Consumer Credit Act 1974, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to those activities.

        C.     Organizational structure.

        The issuer
        ----------

        The issuer is organized as a special purpose company and has no subsidiaries. The issuer's authorized share capital comprises 50,000 ordinary shares of (pound)1 each. The issuer's issued share capital comprises 50,000 ordinary shares of (pound)1 each, all of which are beneficially owned by Funding. The seller does not own directly or indirectly any of the share capital of the issuer.

        Funding
        -------

        Funding is organized as a special purpose company and has no subsidiaries other than the previous issuers, the issuer, the fifth issuer and the sixth issuer, although it is expected that, subject to certain conditions, Funding will establish new issuers from time to time to issue new notes. Each such new issuer will be a subsidiary of Funding. The authorized share capital of Funding as at December 31, 2002 comprised 100,000 ordinary shares of (pound)1 each. The issued share capital of Funding as at December 31, 2002 comprised 62,500 ordinary shares of (pound)1 each, all of which are beneficially owned by Granite Finance Holdings Limited ("Holdings"). The seller does not own directly or indirectly any share capital of Funding.

        The mortgages trustee
        ---------------------

        The mortgages trustee is organized as a special purpose company and has no subsidiaries. The authorized share capital of the mortgages trustee as at December 31, 2002 comprised 10,000 ordinary shares of (pound)1 each. The issued share capital of the mortgages trustee as at December 31, 2002 comprised 10 ordinary shares of (pound)1 each, all of which are beneficially owned by Holdings. The seller does not own directly or indirectly any share capital of the mortgages trustee.

        D.      Property, plants and equipment.

        The issuer
        ----------

        The property of the issuer consists of its rights and claims in respect of all security and other rights held on trust by the security trustee pursuant to the Funding deed of charge, its right, title and interest and benefit in the transaction documents to which it is a party, including the intercompany loan agreement, the Funding deed of charge, and each of the foregoing agreements to which the issuer is a party: the related swap agreement, the related paying agent and agent bank agreement, the related subscription agreement, the related underwriting agreement, the related corporate services agreement, the issuer bank account agreement, the issuer cash management agreement, the issuer trust deed, its right, title and interest and benefit in the issuer transaction accounts and each other account (if any) of the issuer, and all amounts standing to the credit of those accounts (including all interest earned on such amounts) and its right, title, interest and benefit in all authorized investments made by or on behalf of the issuer, including all monies and income payable under those investments.

        Funding
        -------

        The property of Funding consists of its interest in the trust property held by the mortgages trustee together with amounts available under the Funding reserve fund and (in specified circumstances and for specified purposes) the first issuer's reserve fund, the second issuer's reserve fund, the third issuer's reserve fund, the issuer's reserve fund, the fifth issuer's reserve fund, the sixth issuer's reserve fund, the first issuer's liquidity reserve fund (if required to be established), the second issuer's liquidity reserve fund (if required to be established), the third issuer's liquidity reserve fund (if required to be established), the issuer's liquidity reserve fund (if required to be established), the fifth issuer's liquidity reserve fund (if required to be established) and the sixth issuer's liquidity reserve fund (if required to be established) and its right to receive certain payments of principal and interest from the trust property controlled by the mortgages trustee.

        The mortgages trustee
        ---------------------

        The trust property includes the mortgage portfolios and the related security that the seller has assigned to the mortgages trustee on March 26, 2001, September 28, 2001, March 20, 2002, September 23, 2002, January 27,
2003, April 14, 2003 and each interim assignment date, and will also include each new mortgage portfolio and the related security that the seller assigns to the mortgages trustee in the future, including any permitted replacement mortgage loan in respect of any permitted product switch and any income generated by the mortgage loans or their related security on or after the relevant assignment date for the relevant mortgage portfolio (excluding third party amounts and any early repayment charges which the mortgages trustee has re-assigned to the seller). In addition, redraws made under flexible mortgage loans assigned to the mortgages trustee also form part of the trust property. The trust property also includes any contribution paid by either beneficiary to the mortgages trustee (until the relevant funds are applied by the mortgages trustee in accordance with the mortgages trust deed) and any money in the mortgages trustee transaction account and the mortgages trustee guaranteed investment contract, or GIC account. The mortgages trustee GIC account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. The composition of the trust property fluctuates as drawings under flexible mortgage loans and new mortgage loans are added and as the mortgage loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

Item 5. Operating and Financial Review and Prospects

        A.      Operating results.

                Not Applicable

        B.      Liquidity and capital resources.

                Not Applicable

        C.      Research and development, patents and licenses, etc.

                Not Applicable

        D.      Trend information.

                Not Applicable

Item 6.  Directors, Senior Management and Employees

        A.      Directors and senior Management.

        The following sets out the names, business addresses and business occupations of the directors of the issuer, Funding and the mortgages trustee. Because each of the issuer, Funding and the mortgages trustee is organized as a special purpose company and are largely passive, it is expected that the directors of each entity in that capacity will manage its operations to the extent necessary.

        The issuer
        ----------

        The directors of the issuer and their respective business addresses and principal activities or business occupations are:


                                                                        Principal Activities/Business
Name                              Business Address                      Occupation
---------------------             -------------------------------       ------------------------------
Keith McCallum Currie             Northern Rock House                   Treasury Director of
                                  Gosforth                              Northern Rock plc
                                  Newcastle upon Tune
                                  NE3 4PL


L.D.C. Securitisation             Fifth Floor                           Acting as corporate
Director No. 1 Limited            100 Wood Street                       directors of special
                                  London                                purposes companies
                                  EC2V 7EX

L.D.C. Securitisation             Fifth Floor                           Acting as corporate
Director No. 2 Limited            100 Wood Street                       directors of special
                                  London                                purposes companies
                                  EC2V 7EX


        Keith McCallum Currie is an employee of the seller.

        The company secretary of the issuer is:

Name                            Business Address
-------------------------       -----------------------------------------------
Law Debenture Corporate         Fifth Floor, 100 Wood Street, London EC2V 7EX
Services Limited


        The directors of L.D.C. Securitisation Director No. 1 Limited and L.D.C. Securitisation Director No. 2 Limited and their principal activities or business occupations are:


                                                                        Principal Activities/Business
Name                              Business Address                      Occupation
---------------------             -------------------------------       ------------------------------
Law Debenture                     Fifth Floor, 100 Wood Street,         Provision of directors for special




Securitisation Services           London EC2V 7EX                        purpose vehicles
Limited


        The affairs of L.D.C. Securitisation Director No. 1 Limited., L.D.C. Securitisation Director No. 2 Limited and Law Debenture Securitisation Services Limited are represented by, among others, Denyse Monique Anderson, Julian Robert Mason-Jebb, David Frank Norris and Robert James Williams each of whose business address is at Fifth Floor, 100 Wood Street, London EC2V 7EX and (other than Robert James Williams) each of whose principal activities are as director of The Law Debenture Trust Corporation p.l.c. The principal activity of Robert James Williams is director of The Law Debenture Corporation p.l.c.

        Funding
        -------

        The directors of Funding and their respective business addresses and principal activities or business occupations are:


                                                                        Principal Activities/Business
Name                              Business Address                      Occupation
---------------------             -------------------------------       ------------------------------
Keith McCallum Currie             Northern Rock House                   Treasury Director of
                                  Gosforth                              Northern Rock plc
                                  Newcastle upon Tune
                                  NE3 4PL

Nigel Charles Bradley             4 Royal Mint Court                    Director
                                  London
                                  EC3N 4HJ

Jonathan David Rigby              4 Royal Mint Court                    Advocate
                                  London
                                  EC3N 4HJ


        Keith McCallum Currie is an employee of the seller.

        The company secretary of Funding is:

Name                              Business Address
----------------------------      ---------------------------------------------
Mourant & Co. Capital             4 Royal Mint Court
Secretaries Limited               London
                                  EC3N 4HJ


        The mortgages trustee
        ---------------------

        The directors of the mortgages trustee and their respective business addresses and principal activities or business occupations are:


                                                                        Principal Activities/Business
Name                              Business Address                      Occupation
---------------------             -------------------------------       ------------------------------
Nicola Claire Davies              22 Grenville Street,                  Advocate
                                  St. Helier
                                  Jersey JE4 8PX
                                  Channel Islands

Julia Anne Jennifer Chapman       22 Grenville Street,                  Solicitor
                                  St. Helier
                                  Jersey JE4 8PX
                                  Channel Islands

Richard Gough                     22 Grenville Street,                  Corporate Services Manager
                                  St. Helier
                                  Jersey JE4 8PX
                                  Channel Islands

Daniel Le Blancq                  22 Grenville Street,                  Business Manager
                                  St. Helier
                                  Jersey JE4 8PX
                                  Channel Islands

       The company secretary of the mortgages trustee is:


Name                              Business Address
-----------------------------     ---------------------------------------------
Mourant & Co. Secretaries         22 Grenville Street,
Limited                           St. Helier
                                  Jersey JE4 8PX
                                  Channel Islands
        B.     Compensation.

        The issuer
        ----------

        In accordance with each corporate services agreement entered into between the issuer, the seller and Law Debenture Securitization Services Limited, the seller and Law Debenture Securitization Services Limited will each provide directors and other corporate services for the issuer in consideration for the payment of a separate annual fee payable by the issuer to Law Debenture Securitization Services Limited. No other remuneration is paid to any director or officer in connection with such director's or officer's activities on behalf of the issuer.

        Funding
        -------

        Jonathan Rigby is an associate of Mourant du Feu & Jeune, the legal adviser to Funding as to matters of Jersey law. Nigel Bradley and Jonathan Rigby are employees of the Mourant Group, which is the ultimate owner of Mourant & Co. Capital Secretaries Limited, to which fees are payable for providing corporate administration services to Funding, including the provision of a secretary through its subsidiary company, Mourant & Co. Capital Secretaries Limited, and Nigel Bradley is a director of both Mourant & Co. Capital (SPV) Limited and Mourant & Co. Capital Secretaries Limited. No other remuneration is paid to any director or officer in connection with such director's or officer's activities on behalf of Funding.

        The mortgages trustee
        ---------------------

        Each of Nicola Davies and Julia Chapman is a partner of Mourant du Feu & Jeune, the legal adviser to the mortgages trustee as to matters of Jersey law, and each is a partner of the Mourant Group, the ultimate owner of Mourant & Co. Limited, to which fees are payable for providing corporate administration services to the mortgages trustee, including the provision of a secretary through its subsidiary company, Mourant & Co. Secretaries Limited. Each of Nicola Davies and Julia Chapman is a director of Mourant & Co. Limited and Mourant & Co. Secretaries Limited. Each of Richard Gough and Daniel Le Blancq is an employee of the Mourant Group and Richard Gough is an associate director of Mourant & Co. Limited, the parent company of Mourant & Co. Secretaries Limited. No other remuneration is paid to any director or officer in connection with such director's or officer's activities on behalf of the mortgages trustee.

        C.     Board practices.

               Not Applicable

        D.     Employees.

               None of the issuer, Funding or the mortgages trustee has any employees.

        E.     Share ownership.

               Not Applicable

Item 7.  Major Shareholders and Related Party Transactions

        A.     Major shareholders.

        The issuer
        ----------

        The issuer is wholly owned by Funding.

        Funding
        -------

        Funding is wholly owned by Holdings.

        The mortgages trustee
        ---------------------

        The mortgages trustee is wholly owned by Holdings.

        B.      Related party transactions.

        Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. The issuer is a subsidiary of Funding and therefore is a related party. The issuer has made an intercompany loan to Funding. The proceeds of the intercompany loan were used by Funding to purchase additional beneficial interests in the trust property held on trust by the mortgages trustee for the benefit of the beneficiaries. The intercompany loan is repaid by Funding from amounts received by Funding from its beneficial interest in the trust property. Amounts received by the issuer from Funding under the intercompany loan are used by the issuer to make payments of interest and principal under the notes.

        The issuer
        ----------

        The issuer is a special purpose company and is controlled by its board of directors, which consists of three directors. Two of the issuer's three directors are provided by Law Debenture Corporate Services Limited, the principal activity of which is providing directors and corporate management for special purpose companies. The third director of the issuer is an employee of Northern Rock plc. The issuer pays a separate corporate services fee to Law Debenture Corporate Services Limited in connection with its provision of corporate management services pursuant to separate corporate services agreements entered into by the issuer and the corporate services provider. The fees payable to these directors for providing their services are immaterial in the context of this Annual Report.

        The total amount paid by the issuer to Northern Rock plc as cash management fees from September 23, 2002 through December 31, 2002 was (pound)0. Although one of the three directors of the issuer is an employee of Northern Rock plc, Northern Rock plc does not own any share capital of the issuer.

        Funding
        -------

        Funding, which is a special purpose company, is controlled by its board of directors, which consists of three directors. Two of Funding's three directors are provided by Mourant & Co. Capital (SPV) Limited, the principal activity of which is providing directors and corporate management for special purpose companies. The third director of Funding is an employee of Northern Rock plc. Funding pays a corporate services fee pursuant to a corporate services agreement to Mourant & Co. Capital (SPV) Limited in connection with its provision of corporate management services. The fees payable to these directors for providing their services are immaterial in the context of this Annual Report.

        The total amount paid by Funding to Northern Rock plc as cash management fees from March 20, 2002 through December 31, 2002 was
(pound)74,795 (or approximately $44,7614). Although one of the three directors of Funding is an employee of Northern Rock plc, Northern Rock plc does not own any share capital of Funding.

        Northern Rock plc provides the interest rate swaps in connection with the notes. Northern Rock plc is one of a number of counterparties used by the issuer in the normal course of their business. Any transaction undertaken by a counterparty is carried out at arms length and on commercial terms and conditions. Northern Rock plc does not hold any share capital of Funding.

        The mortgages trustee
        ---------------------

        The mortgages trustee, which is a special purpose company, is controlled by its board of directors, which consists of four directors. Two of the mortgages trustee's four directors are partners of Mourant du Feu & Jeune, the legal adviser to the mortgages trustee as to matters of Jersey law, and are partners of the Mourant Group, the ultimate owner of Mourant & Co. Limited to which fees are payable for providing corporate administration services to the mortgages trustee, including the provision of a secretary through its subsidiary company, Mourant & Co. Secretaries Limited. These same two directors also serve as directors for both Mourant & Co. Limited and Mourant & Co. Secretaries Limited. The other two directors are employees of the Mourant Group and one of the other two directors is an associate director of Mourant & Co. Limited, the parent company of Mourant & Co. Secretaries Limited. The fees payable to these directors for providing their services are immaterial in the context of this Annual Report.

        The total amount paid by the mortgages trustee to Northern Rock plc as fees for administering the mortgage portfolio from March 20, 2002 through December 31, 2002 was (pound)5,168,786 (or approximately $3,093,229(4)).
Northern Rock plc does not own any share capital of the mortgages trustee.

        C.      Interests of experts and counsel.

        Not Applicable to Annual Reports Filed on Form 20-F

Item 8.  Financial Information

        Not Applicable.

        In addition, each of regular quarterly noteholder reports listed in
Item 3, Sub-part D above sets forth for the prior quarter, as well as cumulatively, all of the relevant financial information required by the issuer trust deed to be reported to noteholders.

Item 9.  The Offer and Listing.

        A.      Offer and listing details.

        Not Applicable

        B.      Plan of distribution.



-------------------------
(4) This translation of pounds sterling into US dollars was made at a rate of (pound)0.5984 = $1.00 which was the sterling/dollar exchange rate as reported in the Financial Times as of June 25, 2003.

        Not Applicable to Annual Reports Filed on Form 20-F

        C.      Markets.

        The principal trading market for each class of notes is the London Stock Exchange. The notes have been listed on the London Stock Exchange since September 23, 2002.

        D.      Selling shareholders.

        Not Applicable to Annual Reports Filed on Form 20-F

        E.      Dilution.

        Not Applicable to Annual Reports Filed on Form 20-F

        F.      Expenses of the issue.

        Not Applicable to Annual Reports Filed on Form 20-F

Item 10.  Additional Information

        A.      Share capital.

        Not Applicable to Annual Reports Filed on Form 20-F

        B.      Memorandum and articles of association.

        The memorandum and articles of association for each of the issuer, Funding and the mortgages trustee are incorporated by reference from the Granite Mortgages 02-2 Registration Statement. Please also see the description of the issuer, Funding and the mortgages trustee set forth in the Granite Mortgages 02-2 Registration Statement.

        C.      Material contracts

        Not applicable other than with respect to contracts relating to the notes, which were described in the Granite Mortgages 02-2 Registration Statement.

        D.      Exchange controls.

        None

        E.      Taxation.

        United Kingdom Taxation
        -----------------------

        The following section summarizes the material UK tax consequences of the purchase, ownership and disposition of the notes based on current law and practice in the UK. Sidley Austin Brown & Wood, UK tax advisers to the issuer ("UK tax counsel"), has prepared and reviewed this summary and the opinions of UK tax counsel are contained in this summary. The summary assumes that the representations made by each of Funding, the issuer to UK tax counsel that the profit in Funding's profit and loss account will not exceed 0.01% of the Funding available revenue receipts, that the profit in the issuer's profit and loss account will not exceed 0.01% of the interest on the intercompany loan are correct. It further assumes that all payments made pursuant to the final documentation in relation to the issuance of the notes are calculated on arms' length terms. The summary does not purport to be a complete analysis of all tax considerations of the purchase, ownership and disposition of the notes. It relates to the position of persons who are the absolute beneficial owners of notes such as individuals, partnerships and non-financial trade corporate entities, and may not apply to certain classes of persons such as financial trade corporate entities (such as banks, securities dealers and securities brokers), investment managers, insurance companies, pension funds and UK unit investment trusts. UK tax counsel suggests that you consider consulting your own tax adviser if you are uncertain of your current tax position.

        Taxation of US residents

        As discussed in more detail under "Withholding tax" below, UK tax counsel is of the opinion that a noteholder who is resident in the US for US tax purposes may obtain payment of interest on his notes without deduction of UK tax if and for so long as the notes are listed on a "recognised stock exchange". If the notes cease to be listed on a recognised stock exchange, an amount must be withheld on account of UK income tax at the lower rate (currently 20%), subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

        Residents of the US are generally not subject to tax in the UK on payments on the notes under the double taxation treaty between the US and the UK currently in force, subject to completion of administrative formalities, except where the notes are effectively connected with a permanent establishment or a fixed base of the noteholder situated in the UK or the noteholder is exempt from tax in respect of income on the notes in the US and the noteholder sells or makes a contract to sell the holding from which such income is derived within three months of the date on which the noteholder acquired the holding.

        A new double taxation treaty has been negotiated between the UK and the US, the relevant provisions of which will apply to payments on the notes made on or after the first day of the second month next following the date on which the new treaty enters into force. The new double taxation treaty must be ratified by both the UK Parliament and the US Senate before it can enter into force and it is not known when these procedures will be completed. The new double taxation treaty does not contain the specific exception referred to in the previous paragraph in respect of a noteholder that is exempt from tax. However, the benefit of the new double taxation treaty is excluded in respect of any interest paid under, or as part of, a conduit arrangement and is also subject to comprehensive limitation on benefits provisions.

        In addition, UK tax counsel is of the opinion that, as discussed in more detail under "- Direct assessment of non-UK resident holders of notes to UK tax on interest" below, a noteholder who is resident in the US for US tax purposes and who is not resident in the UK for UK tax purposes will not be subject to UK tax (other than any withholding tax, as regards which see above) in respect of any payments on the notes unless they are held by or for a trade, profession or vocation carried on by him through a branch or agency (or, if the draft legislative proposals referred to below are enacted, through a permanent establishment) in the UK.

        It is the opinion of UK tax counsel that US resident noteholders will not be liable to UK tax in respect of a disposal of the notes provided they are not within the charge to UK corporation tax and (i) are not resident or ordinarily resident in the UK, or (ii) do not carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest is received or to which the notes are attributable.

        It is the opinion of UK tax counsel that, as discussed in more detail below under "UK taxation of Funding and the issuer", each of Funding, the issuer will generally be subject to UK corporation tax, currently at a rate of 30%, on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses.

        It is the opinion of UK tax counsel that, as discussed in more detail below under "UK taxation of the mortgages trustee", the mortgages trustee will have no liability to UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust.

        Except as described in the preceding paragraphs (and as further developed in the corresponding opinions below), UK tax counsel will render no opinions relating to the notes, the parties to the transaction, or any aspects of the transaction.

        Withholding tax

        For so long as the notes are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (the London Stock Exchange plc is such a recognised stock exchange for this purpose) interest payments on each of the notes will be treated as a "payment of interest on a quoted Eurobond" within the meaning of section 349 of the Income and Corporation Taxes Act 1988. Under an Inland Revenue interpretation, securities will be regarded as listed on a recognised stock exchange if they are listed by a competent authority in a country which is a member state of the European Union or which is part of the European Economic Area and are admitted to trading on a recognised stock exchange in that country. In these circumstances, payments of interest on the notes may be made without withholding or deduction for or on account of UK income tax irrespective of whether the notes are in global form or in definitive form.

        If the notes cease to be listed on a recognised stock exchange, an amount must be withheld on account of UK income tax at the lower rate (currently 20%) from interest paid on them, subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or to the interest being paid to the persons (including companies within the charge to UK corporation tax) and in the circumstances specified in sections 349A to 349D of the Income and Corporation Taxes Act 1988.

        On March 19, 2003, the EU Council of Economic and Finance Ministers discussed the adoption of a new directive regarding the taxation of savings income. It is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg will instead apply a withholding system for a transitional period in relation to such payments. The proposed directive, which is proposed to come into force on 1 January 2005, is not yet final, and may be subject to further amendment and/or clarification.

        Payments of interest and principal with respect to the notes will be subject to any applicable withholding taxes and the issuer will not be obliged to pay additional amounts in relation thereto.

        Direct assessment of non-UK resident holders of notes to UK tax on interest

        Interest on the notes constitutes UK source income and, as such, may be subject to income tax by direct assessment even where paid without withholding, subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

        However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a noteholder (other than certain trustees) who is not resident for tax purposes in the UK unless that noteholder carries on a trade, profession or vocation in the UK through a branch or agency in connection with which the interest is received or to which the notes are attributable. (The Inland Revenue has published draft legislative proposals, for introduction in the Finance Bill 2003, which broadly replace references in the Tax Acts (as defined in section 831 of the Income and Corporation Taxes Act 1988) to "branch or agency" in respect of companies with references to "permanent establishment" for accounting periods beginning on or after January 1, 2003; in the event that these draft legislative proposals are enacted, references to "branch or agency" in the preceding sentence may need to be read as references to "permanent establishment".) There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

        Where interest has been paid under deduction of UK income tax, noteholders who are not resident in the UK may be able to recover all or part of the tax deducted if there is an appropriate provision under an applicable double taxation treaty.

        Taxation of returns: companies within the charge to UK corporation tax

        In general, noteholders which are within the charge to UK corporation tax in respect of notes will be charged to tax and obtain relief as income on all returns on and fluctuations in value of the notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment.

        Taxation of returns: other noteholders

        Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the notes is received or to which the notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the notes.

        As the series 1 notes are denominated in US dollars and the series 2 notes are denominated in euro, such notes will not be regarded by the Inland Revenue as constituting "qualifying corporate bonds" within the meaning of
Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these notes may give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

        It is expected that the series 3 notes will be regarded by the Inland Revenue as constituting "qualifying corporate bonds" within the meaning of
Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these notes is not expected to give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

        There are provisions to prevent any particular gain (or loss) from being charged (or relieved) at the same time under these provisions and also under the provisions of the "accrued income scheme" described below.

        Accrued income scheme

        On a disposal of notes by a noteholder, any interest which has accrued since the last payment date may be chargeable to tax as income under the rules of the "accrued income scheme" if that noteholder is resident or ordinarily resident in the UK or carries on a trade in the UK through a branch or agency to which the notes are attributable.

        Stamp duty and stamp duty reserve tax

        No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the offered notes, whether such offered note is in global or definitive form.

        UK taxation of Funding and the issuer

        It is the opinion of UK tax counsel that each of Funding, the issuer will generally be subject to UK corporation tax, currently at a rate of 30%, on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. Examples of non-deductible expenses and losses include general provisions for bad debts. In respect of Funding, the profit in the profit and loss account will not exceed 0.01% of the Funding available revenue receipts. The profit in the profit and loss account will not exceed 0.01% of the interest on the intercompany loan. Any liability to UK corporation tax will be paid out of the available revenue receipts of Funding, the issuer.

        UK taxation of the mortgages trustee

        It is the opinion of UK tax counsel that the mortgages trustee will have no liability to UK tax in respect of any income, profit or gain arising under these arrangements. Accordingly, the mortgages trustee will have no liability to UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust.

        United States Taxation
        ----------------------

        The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 1 notes (collectively, the "US notes") that may be relevant to a noteholder that is a "United States person" (as defined later in this section) or that otherwise is subject to US federal income taxation on a net income basis in respect of a US note (any such United States person or holder, a "US holder"). In general, the summary assumes that a holder acquires a US note at original issuance and holds such note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; taxpayers that hold a US note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the "Code"); and subsequent purchasers of US notes. In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

        This summary is based on the US tax laws, regulations, rulings and decisions in effect or available on the effective date of this Annual Report. All of the foregoing are subject to change, and any change may apply retroactively and could affect the continued validity of this summary.

        Sidley Austin Brown & Wood LLP, US tax advisers to the issuer ("US tax counsel") has prepared and reviewed this summary of material US federal income tax consequences. As described under "- Tax status of the issuer, Funding, mortgages trustee and mortgages trust", US tax counsel is of the opinion that the mortgages trustee acting as trustee of the mortgages trust, Funding, the issuer will not be subject to US federal income tax as a result of their contemplated activities. As described further under "- Characterization of the US notes", US tax counsel is also of the opinion that, although there is no authority on the treatment of instruments substantially similar to the US notes, the US notes will be treated as debt for US federal income tax purposes. Except as described in the two preceding sentences (and set forth in the corresponding opinions), US tax counsel will render no opinions relating to the notes or the parties to the transaction.

        An opinion of US tax counsel is not binding on the US Internal Revenue Service (the "IRS") or the courts, and no rulings will be sought from the IRS on any of the issues discussed in this section. Accordingly, the issuer suggests that persons considering the purchase of US notes consult their own tax advisors as to the US federal income tax consequences of the purchase, ownership and disposition of the US notes, including the possible application of state, local, non-US or other tax laws, and other US tax issues affecting the transaction.

        As used in this section the term "United States person" means an individual who is a citizen or resident of the United States, an entity treated as a corporation or partnership for United States federal income tax purposes that is organized or created under the law of the United States, a State thereof, or the District of Columbia, and any estate or trust the income of which is subject to taxation in the United States regardless of source, and any trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust was in existence on August 20, 1996 and is eligible to elect, and has made a valid election, to be treated as a United States person despite not meeting those requirements.

        Tax status of the issuers, Funding, mortgages trustee and mortgages trust

        Under the transaction documents relating to the issuance of the notes, each of the issuer, Funding, and the mortgages trustee acting in its capacity as trustee of the mortgages trust covenants not to engage in any activities in the United States (directly or through agents), not to derive any income from sources within the United States as determined under US federal income tax principles, and not to hold any mortgaged property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under US federal income tax principles. US tax counsel is of the opinion that, assuming compliance with the transaction documents, none of the issuer, Funding or the mortgages trustee acting in its capacity as trustee of the mortgages trust will be subject to US federal income tax. No elections will be made to treat the issuer, Funding, or the mortgages trustee or any of their assets as a REMIC or a FASIT (two types of securitization vehicles having a special tax status under the Code).

        Characterization of the US notes

        Although there is no authority regarding the treatment of instruments that are substantially similar to the US notes, it is the opinion of US tax counsel that each of the US notes will be treated as debt for US federal income tax purposes. The issuer intends to treat the US notes as indebtedness of the issuer for all purposes, including US tax purposes. The discussion in the next section assumes this result.

        The US notes will not be qualifying real property mortgage loans in the hands of domestic savings and loan associations, real estate investment trusts, or REMICs under sections 7701(a)(19)(C), 856(c) or 860G(a)(3) of the Code, respectively.

        Taxation of US holders of the US notes

        Qualified Stated Interest and Original Issue Discount. The issuer intends to treat interest on the US notes as "qualified stated interest" under United States Treasury regulations relating to original issue discount (hereafter the "OID regulations"). As a consequence, discount on the US notes arising from an issuance at less than par will only be required to be accrued under the OID regulations if such discount exceeds a statutorily defined de minimis amount. Qualified stated interest, which generally must be unconditionally payable at least annually, is taxed under a holder's normal method of accounting. With respect to the US notes, de minimis OID is included in income on a pro rata basis as principal payments are made on such US notes.

        With respect to each of the US notes, it is possible that interest on such US notes could be treated as OID because such interest is subject to deferral in certain limited circumstances. A US holder of a US note issued with OID must include OID in income over the term of the US note under a constant yield method that takes into account the compounding of interest. Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument. Moreover, the legislative history to the provisions provides that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium. With respect to each of the US notes, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the US notes and, accordingly, the issuer intends to assume that the

US notes will have their principal repaid according to the relevant schedule for purposes of accruing any OID. No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

        As an alternative to the above treatments, US holders may elect to include in gross income all interest with respect to the US notes, including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, using the constant yield method described above.

        Sales and Retirement. In general, with respect to the US notes, a US holder of a US note will have a basis in such note equal to the cost of the note to such holder, and reduced by any payments thereon other than payments of stated interest. Upon a sale or exchange of a US note, a US holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which would be taxable as such) and the holder's tax basis in such note. Such gain or loss will be long-term capital gain or loss if the US holder has held the note for more than one year at the time of disposition. In certain circumstances, US holders that are individuals may be entitled to preferential treatment for net long-term capital gains. The ability of US holders to offset capital losses against ordinary income is limited.

        Alternative Characterization of the US Notes. The proper characterization of the arrangement involving (A) the issuer and the US notes, and (B) the holders of such series 1 notes is not clear because there is no authority on transactions comparable to that contemplated herein. The issuer intends to treat the US notes as debt for all US federal income tax purposes. Prospective investors should consult their own tax advisors with respect to the potential impact of an alternative characterization of the series 1 notes for US tax purposes.

        One possible alternative characterization is that the IRS could assert that any class of US notes should be treated as equity in the issuer for US federal income tax purposes. If any class of US notes were treated as equity, US holders of such notes would be treated as owning equity in a passive foreign investment company (which, depending on the level of ownership of such US holder and certain other factors, might also constitute an interest in a controlled foreign corporation for such US holder). This would have certain timing and character consequences for US holders and could require certain elections and disclosures that would need to be made shortly after acquisition to avoid potentially adverse US tax consequences.

        If the issuer was treated as a PFIC, unless a United States person makes a "QEF election" or "mark to market election", such person will be subject to a special tax regime (i) in respect of gains realized on the sale or other disposition of its US notes, and (ii) in respect of distributions on its US notes held for more than one taxable year to the extent those distributions constitute "excess distributions". Although not free from doubt, the PFIC rules should not apply to gain realized in respect of any US notes disposed of during the same taxable year in which such US notes are acquired. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year to the extent the amount of such distributions exceeds 125% of the average distributions for the three preceding years (or, if shorter, the investor's holding period). Because the US notes pay interest at a floating rate, it is possible that a United States person will receive "excess distributions" as a result of fluctuations in the rate of three-month US dollar LIBOR over the term of the US notes. In general, under the PFIC rules, a United States person will be required to allocate such excess distributions and any gain realized on a sale of its US notes to each day during the such person's holding period for the US notes, and will be taxable at the highest rate of taxation applicable to the US notes for the year to which the excess distribution or gain is allocable (without regard to such person's other items of income and loss for such taxable year) (the "deferred tax"). The deferred tax (other than the tax on amounts allocable to the year of disposition or receipt of the distribution) will then be increased by an interest charge computed by reference to the rate generally applicable to underpayments of tax (which interest charge generally will be non-deductible interest expense for individual taxpayers).

        Backup withholding

        Backup withholding of US Federal income tax may apply to payments made in respect of the US notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the US notes to a United States person must be reported to the IRS, unless such person is an exempt recipient or establishes an exemption. With respect to non-United States persons investing in the US notes, to ensure they qualify for an exemption, the paying agent will require such beneficial holder to provide a statement from the individual or corporation that:

    o is signed under penalties of perjury by the beneficial owner of the note,

    o   certifies that such owner is not a United States person, and

    o   provides the beneficial owner's name and address.

        Generally, this statement is made on an IRS Form W-8BEN ("W-8BEN"), which is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. The noteholder must inform the relevant paying agent within 30 days of such change and furnish a new W-8BEN. A noteholder that is not an individual or an entity treated as corporation for US federal income tax purposes or that is not holding the notes on its own behalf may have substantially increased reporting requirements. For example, a non-US partnership or non-US trust generally must provide the certification from each of its partners or beneficiaries along with certain additional information. Certain securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the paying agent. However, in such case, the signed statement may require a copy of the beneficial owner's W-8BEN (or the substitute form).

        In addition, upon the sale of a note to (or through) a broker, the broker must report the sale and backup withholding on the entire purchase price, unless (i) the broker determines that the seller is a corporation or other exempt recipient, (ii) the seller certifies (as described above) that such seller is a non-US holder and certain other conditions are met or (iii) the broker has the taxpayer identification number of the recipient properly certified as correct.

        Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's US federal income tax provided the required information is furnished to the IRS.

        Prospective investors should consult their own tax advisors with respect to the foregoing withholding tax requirements.

        THE US FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON AN OWNER'S PARTICULAR SITUATION. HOLDERS OF US NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF US NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

        Material Jersey (Channel Islands) tax considerations
        ----------------------------------------------------

        Tax status of the mortgages trustee and the mortgages trust

        It is the opinion of Jersey (Channels Islands) tax counsel that the mortgages trustee will be resident in Jersey for taxation purposes and will be liable to income tax in Jersey at a rate of 20% in respect of the profits it makes from acting as trustee of the mortgages trust. The mortgages trustee will not be liable for any income tax in Jersey in respect of any income it receives in its capacity as mortgages trustee on behalf of the beneficiaries of the mortgages trust.

        Tax status of Funding

        Funding has "exempt company" status within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2003. Funding will be required to pay an annual exempt company charge (currently (pound)600) in respect of each calendar year during which it wishes to retain "exempt company" status. The retention of "exempt company" status is conditional upon the exempt company charge being paid, Funding disclosing its beneficial ownership within the required time limits and the Comptroller of Income Tax in Jersey being satisfied that no Jersey resident has a beneficial interest in Funding, except as permitted by concessions granted by the Comptroller of Income Tax. As at the date of this Annual Report no Jersey resident person has or is anticipated to have any beneficial interest in Funding, and therefore such concessions are not expected to be relied upon.

        As an "exempt company", Funding will not be liable to Jersey income tax other than on Jersey source income (except bank deposit interest on Jersey bank accounts). It is the opinion of Jersey (Channel Islands) tax counsel that, for so long as Funding is an "exempt company", payments in respect of the intercompany loan will not be subject to Jersey taxation and no withholding in respect of taxation will be required on such payments to the issuer under the intercompany loan.

        It is the opinion of Jersey (Channel Islands) tax counsel that the income of Funding will not be Jersey source income insofar as the income of Funding arises only from the mortgages trust property and that property is either situated outside Jersey or is interest on bank or building society deposits in Jersey.

        F.      Dividends and paying agents.

        Not Applicable to Annual Reports Filed on Form 20-F

        G.      Statement by experts.

        Not Applicable to Annual Reports Filed on Form 20-F

        H.      Documents on display.

        The issuer, Funding and the mortgages trustee are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and are therefore required to file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this Annual Report and the exhibits hereto, may be inspected and copied at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. Please call the SEC at +1-800-732-0330 for further information on the public reference rooms. All filings made by the issuer, Funding or the mortgages trustee electronically will be made available to the public over the internet at the SEC's web site at http://www.sec.gov.

        I.      Subsidiary Information.

        Not Applicable to Annual Reports Filed on Form 20-F in the United
States

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

        The issuer has entered into a separate basis rate swap with Northern Rock plc, in its capacity as the basis rate swap provider, and the note trustee, and has also entered into separate dollar currency swaps with the dollar currency swap provider and the note trustee, and into separate euro currency swaps with the euro currency swap provider and the note trustee, each as described in the Granite Mortgages 02-2 Registration Statement. In general, the swaps are designed to do the following:

    o basis rate swap: to protect the issuer against the possible variance between the seller's standard variable rate payable on the variable rate mortgage loans, the rates of interest payable on the flexible mortgage loans which pay variable rates of interest no higher than those rates offered by a basket of UK mortgage lenders or a rate which tracks the Bank of England base rate, and the fixed rates of interest payable on the fixed rate mortgage loans and a LIBOR based rate for three-month sterling deposits;

    o dollar currency swaps: to protect the issuer against changes in the sterling to dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a LIBOR based rate for three-month dollar deposits applicable to the issuer's series 1 notes; and

    o euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the series 2 notes.

        In addition to the foregoing, the issuer may from time to time enter into additional swap arrangements or add additional features to the swap arrangements described above in order to hedge against interest rate risks that may arise in connection with new mortgage loan products that the seller assigns into the mortgages trust at a later date.

        The basis rate swap

        Some of the mortgage loans in the mortgage portfolio pay a variable rate of interest for a period of time which may either be linked to the seller's standard variable rate or linked to an interest rate other than the seller's standard variable rate, such as a variable rate offered by a basket of UK mortgage lenders or a rate that tracks the Bank of England base rate. Other mortgage loans pay a fixed rate of interest for a period of time.

        The amount of revenue receipts that Funding receives will fluctuate according to the interest rates applicable to the mortgage loans in the mortgages trust. The amount of interest payable by Funding to the issuer under the intercompany loan from which the issuer funds, inter alia, its payment obligations under the currency swaps and the notes, is in sterling. However,
(A) the issuer is required to pay interest on the series 1 notes in dollars, based upon a LIBOR based rate for three-month dollar deposits and (B) the issuer is required to pay interest on (1) the series 2 notes in euro based upon a EURIBOR based rate for three-month euro deposits applicable to the series 2 notes and (2) the series 3 notes in sterling, based upon a LIBOR based rate for three-month sterling deposits.

         To provide a hedge against the possible variance between:

        (1) the seller's standard variable rate payable on the variable rate mortgage loans, the rates of interest payable on the flexible mortgage loans which pay variable rates of interest no higher than those rates offered by a basket of UK mortgage lenders or a rate which tracks the Bank of England base rate and the fixed rates of interest payable on the fixed rate mortgage loans; and

        (2) a margin over the LIBOR based rate for three-month sterling deposits,

        the issuer has entered into a separate basis rate swap with the basis rate swap provider.

        Under the basis rate swap (which shall include a number of conditional mini-swaps (the "basis rate mini-swaps")), the following amounts will be calculated in respect of each calculation period:

    o the amount (known as the "calculation period swap provider amount") produced by applying LIBOR for three-month sterling deposits plus a spread to the notional amount of the basis rate swap as defined later in this section; and

    o the amount (known as the "calculation period issuer amount") produced by applying a rate equal to the weighted average of:

        (1) the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, Alliance & Leicester plc, Bradford & Bingley, HBOS plc, Lloyds TSB Bank plc, National Westminster Bank plc and Woolwich plc;

        (2) in respect only of any flexible residential mortgage loan (as described below) the difference between (a) the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, Alliance & Leicester plc, Bradford & Bingley, HBOS plc, Lloyds TSB Bank plc, National Westminster Bank plc and Woolwich plc, and (b) the weighted average of the discount to the average interest rate calculated in (a) above in respect of the flexible residential mortgage loans; and

        (3) the weighted average of the rates of interest payable on the fixed rate mortgage loans, other than fixed rate mortgage loans which have become re-fixed mortgage loans since the immediately preceding payment date, to the notional amount of the basis rate swap.

        For the purposes of (2) above, a "flexible residential mortgage loan" is a mortgage loan secured by a residential mortgaged property which is subject to a variable rate of interest, and which generally allows the borrower certain flexible payment features, including the ability to make larger repayments than are due on a given payment date, and which also may allow the borrower to make underpayments, take payment holidays and make cash re-draws of amounts previously overpaid.

        After these two amounts are calculated in relation to a payment date, the following payments will be made on that payment date:

    o if the calculation period swap provider amount is greater than the calculation period issuer amount, then the basis rate swap provider will pay the difference (after such difference is adjusted to take account of amounts payable by the basis rate swap provider and the issuer under the basis rate mini-swaps) to the issuer;

    o if the calculation period issuer amount is greater than the calculation period swap provider amount, then the issuer will pay the difference (after such difference is adjusted to take account of amounts payable by the basis rate swap provider and the issuer under the basis rate mini-swaps) to the basis rate swap provider; and

    o if the calculation period swap provider amount is equal to the calculation period issuer amount, neither party will make any payment to the other party.

        If a payment is to be made by the basis rate swap provider, once received by the issuer that payment will be included in the issuer's available revenue receipts and will be applied on the relevant payment date according to the issuer priority of payments. If a payment is to be made by the issuer, it will be made according to the issuer priority of payments.

        The "notional amount of the basis rate swap", in respect of any payment date, will be an amount in sterling equal to the aggregate principal amount outstanding of the notes on the closing date for the notes.

        The purpose of the basis rate mini-swaps is to allow the net payment under the relevant basis rate swap to have the same effect as if the notional amount of the basis rate swap were amortizing at the same rate as the notes.

        In the event that a basis rate swap is terminated prior to the service of a note enforcement notice or the final redemption of any class of notes, the issuer shall use its best efforts to enter into a replacement basis rate swap on terms acceptable to the rating agencies and the note trustee and with a swap provider whom the rating agencies have previously confirmed in writing to the issuer and the note trustee will not cause the then-current ratings of the notes to be downgraded, withdrawn or qualified.

        The dollar currency swaps

        The series 1 notes are denominated in US dollars and investors will receive payments of interest and principal on those notes in US dollars. However, the repayments of principal and payments of interest by Funding to the issuer under the intercompany loan are made in sterling. In addition, the series 1 notes bear interest at a rate based on three-month US dollar LIBOR but the payment to be made by the basis rate swap provider to the issuer is based on sterling LIBOR. To hedge the variance between the LIBOR rates and the relevant three-month US dollar rates and its currency exchange rate exposure in respect of these notes, the issuer has entered into separate dollar currency swaps relating to the series 1 notes with the dollar currency swap provider and the note trustee, as described in the Granite Mortgages 02-2 Registration Statement.

        Under each dollar currency swap (which shall include a number of conditional mini swaps (the "dollar mini swaps")), the issuer will pay to the dollar currency swap provider:

    o on each payment date, an amount in sterling equal to the dollar amount of principal payments to be made on the relevant class of series 1 notes on that payment date, such dollar amount to be converted into sterling at the relevant dollar currency swap rate; and

    o on each payment date, an amount in sterling based on three-month sterling LIBOR, which the dollar currency swap provider will then exchange for an amount in US dollars based on three-month US dollar LIBOR with respect to the series 1 notes of the issuer in order to pay to the issuer on such payment date the interest amounts set forth below.

        Under each dollar currency swap, the dollar currency swap provider will pay to the issuer:

    o on each payment date, an amount in US dollars equal to the amount of principal payments to be made on the relevant class of series 1 notes on such payment date; and

    o on each payment date, an amount in dollars equal to the interest to be paid in US dollars on the relevant class of series 1 notes on such payment date.

        As defined in this Annual Report, "dollar currency swap rate" means the rate at which dollars are converted to sterling or, as the case may be, sterling is converted to dollars, under the dollar currency swap.

        The purpose of the dollar mini swaps is to allow the dollar currency swap entered into in respect of the notes to amortize by reference to the same amount of notes.

        In the event that any dollar currency swap is terminated prior to the service of a note enforcement notice or the final redemption of the class of series 1 notes, the issuer shall use its best efforts to enter into a replacement dollar currency swap in respect of the notes or that class of notes to hedge against fluctuations in the exchange rate between dollars and sterling and/or the possible variance between LIBOR for three-month sterling deposits and LIBOR for three-month US dollar deposits. Any replacement dollar currency swap must be entered into on terms acceptable to the rating agencies, the issuer and the note trustee and with a replacement dollar currency swap provider that the rating agencies have previously confirmed in writing to the issuer and the note trustee will not cause the then-current ratings of the notes to be downgraded, withdrawn or qualified.

        The euro currency swaps

        The series 2 notes are denominated in euro and investors receive payments of interest and principal on those notes in euro. However, the repayments of principal and payments of interest by Funding to the issuer under the intercompany loan will be made in sterling. In addition, the series 2 notes bear interest at a rate based on EURIBOR, but the payment to be made by the basis rate swap provider to the issuer will be based on sterling LIBOR. To hedge the variance between the LIBOR rate and the relevant EURIBOR rate and its currency exchange rate exposure in respect of these notes, the issuer has entered into separate euro currency swaps relating to the series 2 notes with the euro currency swap provider and the note trustee, as described in the Granite Mortgages 02-2 Registration Statement.

        Under each euro currency swap (which shall include a number of conditional mini swaps (the "euro mini swaps")), the issuer will pay to the euro currency swap provider:

    o on each payment date, an amount in sterling equal to the euro amount of principal payments to be made on the relevant class of the series 2 notes on that payment date, such euro amount to be converted into sterling at the relevant euro currency swap rate; and

    o on each payment date, an amount in sterling based on three-month sterling LIBOR, which the euro currency swap provider will then exchange for an amount in euro based on three-month EURIBOR with respect to the series 2 notes in order to pay to the issuer on such payment date the interest amounts set forth below.

        Under each euro currency swap, the euro currency swap provider will pay to the issuer:

    o on each payment date, an amount in euro equal to the amount of principal payments to be made on the relevant class of series 2 notes on such payment date; and

    o on each payment date, an amount in euro equal to the interest to be paid in euro on the relevant class of series 2 notes on such payment date.

        As defined in this Annual Report, "euro currency swap rate" means the rate at which euro are converted to sterling or, as the case may be, sterling is converted to euro, under the relevant euro currency swap.

        The purpose of the euro mini swaps is to allow the euro currency swap entered into in respect of the notes to amortize by reference to the same amount of notes.

        In the event that any euro currency swap is terminated prior to the service of a note enforcement notice or the final redemption of the relevant class of series 2 notes, the issuer shall use its best efforts to enter into a replacement euro currency swap in respect of the notes or that class of notes to hedge against fluctuations in the exchange rate between euro and sterling and/or the possible variance between LIBOR for three-month sterling deposits and EURIBOR for three-month euro deposits with respect to the series 2 notes. Any replacement euro currency swap must be entered into on terms acceptable to the rating agencies, the issuer and the note trustee and with a replacement euro currency swap provider that the rating agencies have previously confirmed in writing to the issuer and the note trustee will not cause the then current ratings of the notes to be downgraded, withdrawn or qualified.

        Ratings downgrade of swap providers for the issuer

        Under the terms of the issuer's basis rate swap, in the event that the short-term, unsecured and unsubordinated credit rating of the basis swap provider is downgraded below A-1 by Standard & Poor's or F1 by Fitch, respectively, and as a result of such downgrade the then-current ratings of the notes may, in the opinion of Standard & Poor's or Fitch, respectively, be downgraded or placed under review for possible downgrade, then the basis rate swap provider will, in accordance with the basis rate swap agreement, be required to take certain remedial measures in order to ensure that the then-current ratings of the notes are maintained, including providing collateral for its obligations under the basis rate swap, arranging for its obligations under the basis rate swap agreement to be transferred to an entity with an A-1 or a F1 rating, respectively, procuring another entity to become co-obligor in respect of its obligations under the basis rate swap, or taking such other action as it may agree with Standard & Poor's or Fitch, respectively, in order to maintain the ratings of the notes at their then-current ratings.

        Under the terms of the issuer's basis rate swap, in the event that either the short-term, unsecured and unsubordinated credit rating of the basis swap provider is downgraded below P-1 or its long-term, unsecured and unsubordinated credit rating is downgraded below A2 by Moody's, and as a result of such downgrade the then-current ratings of the notes may, in the opinion of Moody's, be downgraded or placed under review for possible downgrade, then the basis rate swap provider will, in accordance with the basis rate swap agreement, provide collateral for its obligations under the basis rate swap until it is able to arrange for its obligations under the basis rate swap agreement to be transferred to an entity with a short-term rating of P-1 and a long-term rating of A1 by Moody's, procure another entity to become co-obligor in respect of its obligations under the basis rate swap, or take such other action as it may agree with Moody's in order to maintain the ratings of the notes at their then-current ratings.

        In addition, in the event that either the short-term, unsecured and unsubordinated credit rating of the basis rate swap provider is further downgraded below P-2 or its long- term, unsecured and unsubordinated credit rating of the basis rate swap provider is further downgraded below A3 by Moody's and, as a result of such downgrade, the then- current ratings of the notes may, in the opinion of Moody's, be downgraded or placed under review for possible downgrade, then the basis rate swap provider will, in accordance with the basis rate swap agreement, provide additional collateral for its obligations under the basis rate swap and will arrange for its obligations under the basis rate swap agreement to be transferred to an entity with a short-term rating of P-1 and a long-term rating of A1 by Moody's, procure another entity to become co-obligor in respect of its obligations under the basis rate swap agreement, or take such other action as it may agree with Moody's in order to maintain the ratings of the notes at their then- current ratings.

        A failure to take such steps will allow the issuer to terminate the basis rate swap agreement.

        Under the terms of the issuer's dollar currency swaps and the issuer's euro currency swaps, in the event that the long-term, unsecured and unsubordinated credit rating of the dollar currency swap provider, the euro currency swap provider, or any provider of credit support, as the case may be, is downgraded below AA- by Standard & Poor's or AA- by Fitch, respectively, and, as a result of such downgrade, the then-current ratings of the relevant notes may, in the opinion of Standard & Poor's or Fitch, respectively, be downgraded or placed under review for possible downgrade, then the relevant currency swap provider will, in accordance with the relevant currency swap agreement, be required to take certain remedial measures in order to ensure that the then-current ratings of the Notes are maintained, including providing collateral for its obligations under the relevant currency swap, arranging for its obligations under the relevant currency swap agreement to be transferred to an entity with a long-term rating of AA- by Standard & Poor's or Fitch, as the case may be, procuring another entity to become co-obligor in respect of its obligations under the relevant currency swap, or taking such other action as it may agree with Standard & Poor's or Fitch, respectively, in order to maintain the ratings of the notes at their then-current ratings.

        Under the terms of the issuer's dollar currency swaps and the issuer's euro currency swaps, in the event that either the long-term, unsecured and unsubordinated credit rating of the dollar currency swap provider, the euro currency swap provider, or any provider of credit support, as the case may be, is downgraded below A1 or its short-term, unsecured and unsubordinated credit rating is downgraded below P-1 by Moody's, and, as a result of such downgrade, the then-current ratings of the relevant notes may, in the opinion of Moody's, be downgraded or placed under review for possible downgrade, then the relevant currency swap provider will, in accordance with the relevant currency swap agreement, provide collateral for its obligations under the relevant currency swap until it is able to arrange for its obligations under the relevant currency swap agreement to be transferred to an entity with a long-term rating of A1 and a short-term rating of P-1 by Moody's, procure another entity to become co-obligor in respect of its obligations under the relevant currency swap, or take such other action as it may agree with Moody's in order to maintain the ratings of the notes at their then-current ratings.

        In addition, in the event that either the long-term, unsecured and unsubordinated credit rating of the relevant currency swap provider or any provider of credit support, is further downgraded below A3 or its short-term, unsecured and unsubordinated credit rating, is further downgraded below P-2 by Moody's, and, as a result of such downgrade, the then-current ratings of the relevant notes may, in the opinion of Moody's be downgraded or placed under review for possible downgrade, then the relevant currency swap provider will, in accordance with the relevant currency swap agreement, provide additional collateral for its obligations under the relevant currency swap and will arrange for its obligations under the relevant currency swap agreement to be transferred to an entity with a short-term rating of P-1 and a long-term rating of A1 by Moody's, procure another entity to become co-obligor in respect of its obligations under the relevant currency swap, or take such other action as it may agree with Moody's in order to maintain the ratings of the notes at their then-current ratings.

        A failure to take such steps will allow the issuer to terminate the relevant currency swap agreement.

        Termination of the swaps

    o The basis rate swap in respect of the issuer will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the notes are redeemed in full;

    o The dollar currency swap for the series 1 class A1 notes will terminate on the earlier of the payment date falling in January 2017 and the date on which all of the series 1 class A1 notes are redeemed in full;

    o The dollar currency swap for the series 1 class A2 notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 1 class A2 notes are redeemed in full;

    o The dollar currency swap for the series 1 class B notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 1 class B notes are redeemed in full;

    o The dollar currency swap for the series 1 class C notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 1 class C notes are redeemed in full;

    o The euro currency swap for the series 2 class A notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 2 class A notes are redeemed in full;

    o The euro currency swap for the series 2 class B notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 2 class B notes are redeemed in full; and

    o The euro currency swap for the series 2 class C notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 2 class C notes are redeemed in full.

        Any swap may also be terminated in the following circumstances, each referred to as a "swap early termination event":

    o at the option of one party to the swap, if there is a failure by the other party to pay any amounts due and payable in accordance with the terms of that swap. Certain amounts may be due but not payable in accordance with the terms of the swap as described below under "Limited recourse and swap payment obligation";

    o if an event of default under the notes occurs and the note trustee serves a note enforcement notice;

    o upon the occurrence of an insolvency of one of the parties or the merger of one of the parties without an assumption of the obligations under the swaps, or changes in law resulting in the obligations of one of the parties becoming illegal; and

    o if the relevant swap provider is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement and described above under "-- Ratings downgrade of swap providers".

        Upon the occurrence of a swap early termination event, the issuer or the relevant swap provider may be liable to make a termination payment to the other. This termination payment will be calculated and made in sterling. The amount of any termination payment will be based on the market value of the terminated swap based on market quotations of the cost of entering into a swap with the same terms and conditions that would have the effect of preserving the respective full payment obligations of the parties (or based upon loss in the event that market quotation cannot be determined). Any such termination payment could be substantial.

        If any termination payment is due by the issuer to a swap provider, then, pursuant to its obligations under the intercompany loan, Funding shall pay to the issuer an amount equal to the termination payment due to the relevant swap provider. Any such termination payment will be made by the issuer to the swap provider only after paying interest amounts due on the notes and after providing for any debit balance on the issuer principal deficiency ledger to the extent that a default was caused by the swap provider. However, if the issuer causes a default to occur that results in a termination payment becoming due from the issuer to a swap provider, such payment will be made by the issuer in the same priority as it pays the relevant interest amounts due on the notes. The issuer shall apply amounts received from Funding under the intercompany loan in respect of termination payments in accordance with the relevant issuer pre-enforcement revenue priority of payments, the relevant pre-enforcement principal priority of payments, the relevant priority of payments following the occurrence of a trigger event or, as the case may be, the relevant issuer post-enforcement priority of payments. The application by the issuer of termination payments due to a swap provider may affect the funds available to pay amounts due to the holders of notes (see "Risk factors -- You may be subject to exchange rate risks" in Item 3, Sub-part D herein).

        If the issuer receives a termination payment from the dollar currency swap provider and/or the euro currency swap provider, then the issuer shall use those funds towards meeting its costs in effecting currency exchanges at the spot rate of exchange until a new dollar currency swap and/or a new euro currency swap is entered into and/or to acquire a new dollar currency swap and/or a new euro currency swap. You will not receive extra amounts (over and above interest and principal payable on the notes) as a result of such issuer receiving a termination payment.

        Taxation

        The issuer is not obliged under any of the swaps to gross up payments made by it if withholding taxes are imposed on payments made under the swaps.

        A swap provider is always obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments made under the swaps.

        Limited recourse and swap payment obligation

        On any payment date the issuer will only be obliged to pay an amount to a swap provider to the extent that the issuer has received from Funding sufficient funds under the intercompany loan to pay that amount to that swap provider, subject to and in accordance with the issuer priority of payments. On any payment date, the dollar currency swap provider will only be obliged to pay to the issuer an amount that is proportionate to the amount of the payment that it has received from the issuer on that payment date.

Item 12.  Description of Securities Other than Equity Securities.

        Not Applicable to Annual Reports Filed on Form 20-F


                                    PART II

Item 13.  Defaults, dividend Arrearages and Delinquencies.

        None

Item 14. Material modifications to the rights of Security Holders and use of Proceeds.

        None

Item 15. Controls and Procedures.

Not Applicable

Item 16A Audit Committee Financial Expert.

Not Applicable

Item 16B Code of Ethics.

Not Applicable

Item 16C Principal Accountant Fees and Services.

Not Applicable


                                   PART III

Item 17. Financial Statements.

        Not applicable.

Item 18. Financial Statements.

        Not applicable

Item 19. Exhibits

        The following exhibits are filed as part of this Annual Report filed on Form 20-F.

1. Exhibit 3: The Memorandum and Articles of Association of each of the issuer, Funding and the mortgages trustee are incorporated by reference from the Granite Mortgages 02-2 Registration Statement.

2. Exhibit 4: All instruments defining the rights of security holders as described in the Granite Mortgages 02-2 Registration Statement are incorporated by reference from the Granite Mortgages 02-2 Registration Statement.

3. Exhibit 13.1: Investor's Monthly Report in respect of the issuer for October 2002 (incorporated by reference from the Form 6-K previously filed with the SEC on December 2, 2002).

4. Exhibit 13.2: Investor's Monthly Report in respect of the issuer for November 2002 (incorporated by reference from the Form 6-K previously filed with the SEC on December 20, 2002).

5. Exhibit 13.3: Investor's Monthly Report in respect of the issuer for December 2002 (incorporated by reference from the Form 6-K previously filed with the SEC on February 18, 2003).

6. Exhibit 13.4: Investor's Quarterly Report in respect of the issuer for the period from October 1, 2002 to December 31, 2002 (incorporated by reference from the Form 6-K previously filed with the SEC on February 19, 2003).

7. Exhibit 99.1: Administrator's Annual Statement of Compliance for year end December 31, 2002.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized on June 30, 2003


                                       GRANITE MORTGAGES 02-2 PLC

                                       By:     /S/ Clive Rakestrow
                                               -------------------

                                       Title:  Representing LDC Securitisation
                                               Director No.1 Limited


                                       GRANITE FINANCE FUNDING LIMITED


                                       By:     /S/ Nigel Bradley
                                               ----------------

                                       Title:  Director


                                       GRANITE FINANCE TRUSTEES LIMITED


                                       By:     /S/ Daniel Le Blancq
                                               ---------------------

                                       Title:  Director

                                   EXHIBITS

1. Exhibit 3: The Memorandum and Articles of Association of each of the issuer, Funding and the mortgages trustee are incorporated by reference from the Granite Mortgages 02-2 Registration Statement.

2. Exhibit 4: All instruments defining the rights of security holders as described in the Granite Mortgages 02-2 Registration Statement are incorporated by reference from the Granite Mortgages 02-2 Registration Statement.

3. Exhibit 13.1: Investor's Monthly Report in respect of the issuer for October 2002 (incorporated by reference from the Form 6-K previously filed with the SEC on December 2, 2002).

4. Exhibit 13.2: Investor's Monthly Report in respect of the issuer for November 2002 (incorporated by reference from the Form 6-K previously filed with the SEC on December 20, 2002).

5. Exhibit 13.3: Investor's Monthly Report in respect of the issuer for December 2002 (incorporated by reference from the Form 6-K previously filed with the SEC on February 18, 2003).

6. Exhibit 13.4: Investor's Quarterly Report in respect of the issuer for the period from October 1, 2002 to December 31, 2002 (incorporated by reference from the Form 6-K previously filed with the SEC on February 19, 2003).

7. Exhibit 99.1: Administrator's Annual Statement of Compliance for year end December 31, 2002.

                          GRANITE MORTGAGES 02-2 PLC
                 Fifth Floor, 100 Wood Street, London EC2V 7EX
                                United Kingdom


I, Keith McCallum Currie, certify that:

1. I have reviewed this annual report on Form 20-F, and all reports on Form 6-K containing distribution or servicing reports filed in respect of periods included the year covered by this annual report, of Granite Mortgages 02-2 plc;

2. Based on my knowledge, the information in these reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by this annual report;

3. Based on my knowledge, the distribution or servicing information required to be provided to the Mortgages Trustee by the Administrator under the Administration Agreement, for inclusion in these reports, is included in these reports;

4. Based on my knowledge and upon representations made to me by the Administrator, and except as disclosed in the reports, the Administrator has fulfilled its obligations under the Administration Agreement; and

5. The reports disclose all significant deficiencies relating to the Administrator's compliance with the minimum servicing standards contained in the Administration Agreement based upon representations made to me by the Administrator.

In giving the certifications above, I have reasonably relied on information provided to me by Northern Rock plc.

Date:  26 June 2003

/S/: Keith McCallum Currie

Keith McCallum Currie
Director